Exhibit 99.1

News Release

May 11, 2017

TELUS reports strong results for first quarter 2017

Strong customer growth with 75,000 new postpaid wireless, Internet and TELUS TV client additions, more than double from last year

Industry-leading consolidated revenue and EBITDA growth of 2.9 per cent and 6.4 per cent respectively

Wireless network revenue and EBITDA growth of 6.4 per cent and 7.4 per cent respectively; Best-in-class wireline EBITDA growth of 4.7 per cent

Industry-leading wireless postpaid churn of 0.93 per cent combined with strong ARPU growth of 3.9 per cent, yields best-in-class lifetime revenue per client of $5,550

Updated industry-leading 2017 targets reflect higher revenue and EBITDA of up to 4 per cent and 7 per cent respectively

Industry-best dividend increase of 7.1 per cent to $0.4925 cents per share; 13th dividend increase since 2011

Vancouver, B.C. — TELUS Corporation’s consolidated operating revenue increased 2.9 per cent to $3.2 billion in the first quarter of 2017, over the same period a year ago, reflecting higher revenue from data services and subscriber growth in both wireless and wireline operations. Earnings before interest, income taxes, depreciation and amortization (EBITDA)1 increased by 11 per cent to $1.3 billion. When excluding restructuring and other costs, adjusted EBITDA was up 6.4 per cent to $1.3 billion. This growth reflects higher revenue growth, as well as ongoing execution of operational efficiency and effectiveness initiatives.

“TELUS continued to demonstrate the quality and effectiveness of the company’s long-term strategy in the first quarter by delivering industry-leading revenue and EBITDA growth in conjunction with the best customer loyalty in our industry,” said Darren Entwistle, President and CEO. “Through the consistency of our strong results owing to our skilled team’s dedicated execution of our strategy, we are increasing our industry-leading 2017 financial targets to reflect additional revenue and EBITDA growth opportunities, including those associated with the acquisition of MTS customers. Moreover, we are once again raising our quarterly dividend by 7.1 per cent, commensurate with our dividend growth model that is underpinned by our strong financial and operational results.”

Mr. Entwistle added, “Our dividend increase reflects the thirteenth increase since 2011, and is the first of our new three year program that will target annual dividend growth between seven and 10 per cent from 2017 through to 2019. Our track record of delivering on our industry-leading shareholder-friendly initiatives continues to generate significant value for our shareholders. Notably, TELUS has now returned over $14 billion to shareholders, including $9 billion in dividends, representing $24 per share since 2004.”

Doug French, Executive Vice-President and CFO said, “TELUS’ results for the first quarter of 2017 demonstrate our team’s ability to successfully execute our national growth strategy by making smart, generational investments that further advance our network leadership and support continued profitable customer growth. Those investments coupled with our keen focus on effectiveness and efficiency initiatives are clearly paying off as evidenced by our strong first quarter results. This consistent execution gives us the confidence to deliver on our strategy while balancing our commitments to TELUS stakeholders.”

In wireless, network revenue growth was driven by a 12 per cent increase in data revenue, reflecting a larger proportion of higher-rate two-year plans in the revenue mix, including Premium Plus plans, increased adoption of larger data buckets or topping up of data buckets, continued subscriber growth, a more favourable postpaid subscriber mix, and higher data-related roaming revenues. In wireline, data services and equipment revenue growth of 4.2 per cent was generated by increased Internet and enhanced data service revenues from continued high-speed Internet subscriber growth and higher revenue per customer, growth in business process outsourcing revenues, an increase in TELUS TV revenues from subscriber growth and higher TELUS Health revenues.

In the quarter, TELUS attracted 75,000 new wireless postpaid, high-speed Internet and TV customers, up 44,000 over the same quarter a year ago. The higher net additions included 44,000 wireless postpaid customers, 24,000 high-speed Internet subscribers, and 7,000 TELUS TV customers. TELUS’ total wireless subscriber base of 8.6 million is up 2.3 per cent from a year ago, reflecting a 3.8 per cent increase in the postpaid subscriber base to 7.6 million. TELUS’ high-speed Internet connections have increased 5.4 per cent to 1.7 million, while TELUS TV subscribers are higher by 5.3 per cent to 1.1 million.

TELUS’ continued focus on putting customers first, which has been underway since 2008, continued to deliver an industry-leading wireless monthly postpaid churn rate of 0.93 per cent. TELUS’ postpaid churn rate has now been below 1 per cent for 14 of the past 15 quarters.

CONSOLIDATED FINANCIAL HIGHLIGHTS

C$ and in millions, except per share amounts

	Three months ended March 31		Per cent
(unaudited)	2017	2016	change
Operating revenues	3,198	3,108	2.9
Operating expenses before depreciation and amortization	1,937	1,968	(1.6)
EBITDA(1)	1,261	1,140	10.6
Adjusted EBITDA(1)(2)	1,265	1,188	6.4
Net income	441	378	16.7
Adjusted net income(3)	437	414	5.6
Net income attributable to common shares	433	378	14.6
Basic earnings per share (EPS)	0.73	0.64	14.1
Adjusted basic EPS(3)	0.74	0.70	5.7
Capital expenditures	724	618	17.2
Free cash flow(4)	217	108	100.9
Total subscriber connections(5)	12.683	12.443	1.9

(1)             EBITDA is a non-GAAP measure and does not have any standardized meaning prescribed by IFRS-IASB. TELUS issues guidance on and reports EBITDA because it is a key measure used to evaluate performance at a consolidated and segmented level. For further definition and explanation of this measure, see Section 11.1 in the accompanying 2017 first quarter Management’s discussion and analysis.

(2)             Adjusted EBITDA is defined in this news release as excluding restructuring and other costs. For the first quarter of 2017 and 2016, restructuring and other costs were $4 million and $48 million respectively.

(3)             Adjusted net income and adjusted basic EPS are non-GAAP measures and do not have any standardized meaning prescribed by IFRS-IASB. These terms are defined in this news release as excluding from net income attributable to common shares and basic EPS (after income taxes), 1) restructuring and other costs; and 2) unfavourable income tax-related adjustments in the first quarter of 2016. For further analysis of adjusted net income and adjusted basic EPS, see Section 1.3 in the accompanying 2017 first quarter Management’s discussion and analysis.

(4)             Free cash flow is a non-GAAP measure and does not have any standardized meaning prescribed by IFRS-IASB. For further definition and explanation of this measure, see Section 11.1 in the accompanying 2017 first quarter Management’s discussion and analysis.

(5)             The sum of active wireless subscribers, residential network access lines (NALs), high-speed Internet access subscribers and TELUS TV® subscribers (Optik TV® and TELUS Satellite TV® subscribers) measured at the end of the respective periods based on information in billing and other systems. In relation to an acquisition and a divestiture both undertaken during the first quarter of 2017, beginning of period residential NALs, high-speed Internet and TELUS TV subscriber balances have been increased by a net 1,000, 4,000 and 5,000 respectively.

For the quarter, net income of $441 million and basic earnings per share (EPS) of $0.73 increased by 17 per cent and 14 per cent respectively reflecting EBITDA growth, partially offset by higher depreciation and amortization expenses. When excluding restructuring and other costs and unfavourable income tax-related adjustments adjusted net income and adjusted basic EPS increased by 5.6 per cent and 5.7 per cent respectively.

Free cash flow4 of $217 million in the first quarter doubled from $108 million a year ago due to lower cash taxes paid and higher EBITDA, partially offset by an increase in capital expenditures.

This news release contains statements about financial and operating performance of TELUS (the Company) and future events that are forward looking, including with respect to the Company’s 2017 annual targets and guidance and future dividend increases. By their nature, forward-looking statements require the Company to make assumptions and predictions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future performance and events to differ materially from those expressed in the forward-looking statements. Accordingly, the forward-looking statements in this news release should be read together with the cautionary note in the accompanying first quarter Management’s discussion and analysis. Forward-looking statements in this news release are made based on the assumptions (including assumptions regarding the 2017 annual targets and guidance, semi-annual dividend increases through 2019, and our ability to sustain and complete our multi-year share purchase program through 2019), and subject to the qualifications and risk factors referred to in the accompanying Management’s discussion and analysis for the first quarter of 2017, in the 2016 annual Management’s discussion and analysis, and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR at sedar.com) and in the United States (on EDGAR at sec.gov). The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance.

First Quarter 2017 Operating Highlights

TELUS wireless

•                  Wireless network revenues increased by $100 million or 6.4 per cent year-over-year to $1.7 billion. This growth was driven by a larger proportion of higher-rate plans in the revenue mix, including the Premium Plus plans launched in June 2016, a larger proportion of customers selecting plans with larger data buckets or topping up their data buckets, growth in the subscriber base, a higher postpaid subscriber mix, and higher data-related roaming revenues. This growth was partially offset by the ongoing decline in voice revenue from increased adoption of unlimited nationwide voice plans and continued but moderating substitution to data services and lower voice-related roaming revenues.

•                  Blended ARPU was higher by 3.9 per cent to $65.53. This represents TELUS’ twenty-sixth consecutive quarter of year-over-year growth. The growth was driven by data network revenue growth as described above.

•                  Monthly postpaid subscriber churn of 0.93 per cent declined by four basis points year-over-year. The improvement reflects our focus on executing on customers first initiatives and retention programs, even with higher churn from CDMA customers ahead of the anticipated CDMA network shutdown in the second quarter of 2017. Blended monthly churn declined by eight basis points to 1.18 per cent reflecting improvements in both postpaid and prepaid churn rates, as well as an increase in the mix of postpaid subscribers.

•                  Postpaid net additions of 44,000 were higher year-over-year by 36,000 due to higher gross additions, reflecting the success of targeted promotions and marketing efforts focused on higher-value postpaid loading, prepaid to postpaid migrations and lower churn. Postpaid net additions were offset by prepaid losses of 53,000 reflecting focus on higher-value postpaid loading, increased competition for prepaid services, prepaid to postpaid conversions and higher churn from CDMA customers.

•                  EBITDA increased by $64 million or 8.6 per cent while adjusted wireless EBITDA (EBITDA excluding restructuring and other costs) increased by $56 million or 7.4 per cent over last year to $821 million. The growth reflects higher network revenue as well as ongoing operational efficiency and effectiveness initiatives, partly offset by higher network operating, external labour and administrative expenses. Adjusted EBITDA margin as a percentage of total revenue increased 120 basis points to 45.8 per cent.

•                  Wireless capital expenditures increased by 38 per cent over the same period a year ago due to ongoing investments in TELUS’ fibre-optic network to support its small-cell technology strategy to improve coverage and prepare for a more efficient and timely evolution to 5G. TELUS also expanded its investment in Manitoba to improve coverage, capacity and speeds to significantly enhance customer service and supplement the business acquisition of Bell MTS subscribers, dealers and network. Additionally, TELUS continued its investments in system and network resiliency and reliability in support of customers first initiatives, and to ready the network and systems for future retirement of legacy assets.

TELUS wireline

•                  External wireline revenues increased by $9 million or 0.7 per cent to $1.4 billion. This growth was generated primarily by higher data services and equipment revenue.

•                  Data services and equipment revenues increased by $42 million or 4.2 per cent, due to increased Internet and enhanced data revenues from continued high-speed Internet subscriber growth and higher revenue per customer, growth in business process outsourcing services, increased TELUS TV revenues from continued subscriber growth and increased TELUS Health revenues.

•                  High-speed Internet net additions of 24,000 were up 12,000 from the same quarter a year ago, reflecting the ongoing expansion of TELUS’ high-speed broadband footprint, including fibre to the premises and high-speed Internet over LTE offering.

•                  Total TV net additions of 7,000 were lower by 4,000 over the same quarter a year ago, as a result of lower gross additions and satellite-TV subscriber losses due to slower subscriber growth for paid TV services reflecting a high rate of market penetration for TV services and heightened competitive intensity, including OTT services. These factors were partly offset by the ongoing expansion of our addressable high-speed Internet and Optik TV footprint, connecting more homes and businesses directly to fibre and bundling of these services together.

•                  Residential network access lines (NALs) declined by 23,000 in the quarter, an improvement of 3,000 over the same quarter a year ago. Residential NAL losses continue to reflect the ongoing trend towards wireless and Internet substitution, partly mitigated by the success of TELUS’ bundled service offerings.

•                  Wireline EBITDA increased by $57 million or 14.6 per cent while adjusted EBITDA (EBITDA excluding restructuring and other costs) increased by $21 million or 4.7 per cent over last year to $444 million. The improvement reflects ongoing revenue growth and execution on operating efficiency and effectiveness initiatives, as well as improving margins in data services, including Internet, TELUS TV, TELUS Health and business process outsourcing services. Adjusted EBITDA margin as a percentage of total revenue increased 110 basis points to 30.2 per cent.

•                  Wireline capital expenditures increased 8 per cent over the same period a year ago due primarily to continued strategic investments in broadband network infrastructure, including connecting more homes and businesses directly to TELUS’ fibre-optic network. This investment supports high-speed Internet and Optik TV subscriber growth, as well as TELUS’ growing customer demand for faster Internet speeds, and extends the reach and functionality of TELUS’ business and healthcare solutions.

TELUS updates 2017 consolidated financial targets

TELUS’ consolidated financial targets for 2017, including revenue, EBITDA excluding restructuring and other costs and basic earnings per share, are being updated now that TELUS and Bell have formally closed their deal to have approximately 100,000 Bell MTS postpaid wireless customers and 15 dealer locations acquired by TELUS.

TELUS is also raising its consolidated capital expenditure target to reflect the ongoing fibre-optic network rollout and to support increased wireless network investments in Manitoba. The investments will support ongoing profitable customer growth and support TELUS’ small-cell technology strategy to improve coverage and prepare for a more efficient and timely evolution to 5G.

	Original 2017 Targets as of February 9, 2017	Revised 2017 Targets as of May 11, 2017	Annual Growth

Consolidated
Revenues	$13.120 to $13.250 billion	$13.180 to $13.310 billion	3.0 to 4.0%

EBITDA excluding restructuring and other costs(1)	$4.850 to $4.995 billion	$4.875 to $5.040 billion	3.5 to 7.0%

Basic earnings per share(2)	$2.49 to $2.64	$2.49 to $2.66	2.0 to 9.0%

Capital expenditures(3)	Approximately $2.9 billion	Approximately $3.0 billion	—

(1)         In 2017, total restructuring and others costs are expected to be approximately $125 million, as compared to $479 million in 2016.

(2)         Basic EPS for 2016 adjusted to exclude the lump-sum transformative compensation expense of 38 cents.

(3)         Capital expenditure targets and results exclude expenditures for spectrum licences.

The preceding disclosure respecting TELUS’ 2017 financial targets contains forward-looking information and is fully qualified by the ‘Caution regarding forward-looking statements’ at the beginning of the accompanying Management’s discussion and analysis for the first quarter of 2017 and in the 2016 annual Management’s discussion and analysis, especially Section 10 entitled ‘Risks and Risk Management’ thereof which is hereby incorporated by reference, and is based on management’s expectations and assumptions as set out in Section 9 of the 2016 annual Management’s discussion and analysis entitled ‘General trends, outlook and assumptions’. This disclosure updates Section 1.7 entitled ‘Financial and operating targets for 2017’ of TELUS’ fourth quarter 2016 results and 2017 financial target news release dated February 9, 2017.

Kathy Kinloch and Claude Mongeau to join TELUS Board of Directors

TELUS is pleased to announce Kathy Kinloch and Claude Mongeau as new nominees to our Board of Directors, to be elected at the TELUS Annual General Meeting held on May 11.

Kathy currently serves as the President of the British Columbia Institute of Technology (BCIT), a position she has held since January 2014. Previously, Kathy has held several leadership positions, including President of Vancouver Community College from 2010 to 2013 and Dean of Health Sciences at BCIT from 2007 to 2010. Kathy was also Senior Advisor to the Ministry of Health for the B.C. government from 2006 to 2007, the Chief Operating Officer of the Fraser Health Authority from 2002 to 2006, and a Vice-President at Surrey Memorial Hospital from 1981 to 2002. Kathy holds a Bachelor of Science in Nursing from the University of Alberta and a Master of Arts in Leadership from Royal Roads University.

Claude Mongeau served as President and Chief Executive Officer of Canadian National Railway Company (CN) from 2010 to 2016. During his 22-year career at CN, he also served as Executive Vice-President and Chief Financial Officer from 2000 to 2009, Senior Vice-President and Chief Financial Officer from 1999 to 2000, Vice-President, Strategic and Financial Planning from 1995 to 1999, and Assistant Vice-President, Corporate Development from 1994 to 1995. Claude holds a Bachelor in Psychology from the University of Quebec and an MBA from McGill University.

Micheline Bouchard, who has been a TELUS director since 2004, is retiring today from our Board of Directors. We thank Micheline for her many contributions to TELUS, including her service as a member of the Audit, Human Resources and Compensation, and Pension committees.

Dividend Declaration — increased to $0.4925 cents per quarter

The TELUS Board of Directors has declared a quarterly dividend of $0.4925 Canadian per share on the issued and outstanding Common Shares of the Company payable on July 4, 2017 to holders of record at the close of business on June 9, 2017.

This second quarter dividend represents a 7.1 per cent increase from the $0.46 quarterly dividend paid on July 4, 2016 and is the thirteenth dividend increase since TELUS announced its original multi-year dividend growth program in May 2011. Over this period, TELUS’ dividend is higher by 88 per cent.

Corporate Highlights

TELUS makes significant contributions and investments in the communities where team members live, work and serve and to the Canadian economy on behalf of customers, shareholders and team members. These include:

•                  Paying, collecting and remitting a total of approximately $559 million in taxes in the first quarter of 2017 to federal, provincial and municipal governments in Canada consisting of corporate income taxes, sales taxes, property taxes, employer portion of payroll taxes and various regulatory fees. Since 2000, the Company has remitted approximately $21 billion in these taxes.

•                  Disbursing spectrum renewal fees of $50 million to Innovation, Science and Economic Development Canada in the first quarter of 2017. Since 2002, TELUS’ total tax and spectrum remittances to federal, provincial and municipal governments in Canada have totaled more than $26 billion.

•                  Investing $724 million in capital expenditures primarily in communities across Canada in the first quarter of 2017 and $33 billion since 2000.

•                  Spending $1.8 billion in total operating expenses in the first quarter of 2017, including goods and service purchased of $1.2 billion. Since 2000, TELUS has spent $101 billion and $66 billion respectively in these areas.

•                  Generating a total team member payroll of $627 million in the first quarter of 2017, including payroll taxes of $59 million. Since 2000, total team member payroll totals $40 billion.

•                  Paying $567 million in dividends in the first four months of 2017 to individual shareholders, mutual fund owners, pensioners and institutional investors.

•                  Returning $14.2 billion to shareholders through TELUS’ dividend and share purchase programs from 2004 to the end of April 2017, including $9.0 billion in dividends and $5.2 billion in share purchases, representing $24 per share.

About TELUS

TELUS (TSX: T, NYSE: TU) is Canada’s fastest-growing national telecommunications company, with $12.9 billion of annual revenue and 12.7 million subscriber connections, including 8.6 million wireless subscribers, 1.7 million high-speed Internet subscribers, 1.4 million residential network access lines and 1.1 million TELUS TV customers. TELUS provides a wide range of communications products and services, including wireless, data, Internet protocol (IP), voice, television, entertainment and video. TELUS is also Canada’s largest healthcare IT provider, and TELUS International delivers business process solutions around the globe.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed over $482 million to charitable and not-for-profit organizations and volunteered more than 7.7 million hours of service to local communities since 2000. Created in 2005 by President and CEO Darren Entwistle, TELUS’ 12 Canadian community boards and 5 International boards have led the Company’s support of grassroots charities and have contributed more than $60 million in support of 5,595 local charitable projects, enriching the lives of more than 2 million children and youth, annually. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of Fundraising Professionals, becoming the first Canadian company to receive this prestigious international recognition.

For more information about TELUS, please visit telus.com.

Media relations Richard Gilhooley (778) 868-0235 Richard.Gilhooley@telus.com	Investor Relations: Paul Carpino (647) 837-8100 ir@telus.com

Access to Quarterly results information

Interested investors, the media and others may review this quarterly earnings news release, management’s discussion and analysis, quarterly results slides, audio and transcript of the investor webcast call, supplementary financial information, and our full 2016 annual report at telus.com/investors.

TELUS’ first quarter 2017 conference call is scheduled for Thursday, May 11, 2017 at 12:30pm ET (9:30am PT) and will feature a presentation followed by a question and answer period with investment analysts. Interested parties can access the webcast at telus.com/investors. A telephone playback will be available on May 11 until June 15, 2017 at 1-855-201-2300. Please use reference number 1216329# and access code 77377#. An archive of the webcast will also be available at telus.com/investors and a transcript will be posted on the website within a few business days.

TELUS CORPORATION

Management’s discussion and analysis

2017 Q1

Caution regarding forward-looking statements

This document contains forward-looking statements about expected events and the financial and operating performance of TELUS Corporation. The terms TELUS, the Company, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our targets, outlook, updates, our multi-year dividend growth program, and our multi-year share purchase program. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from our expectations expressed in or implied by the forward-looking statements. An update to our assumptions for 2017 is presented in Section 9 Update to assumptions in this Management’s discussion and analysis (MD&A).

Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•                  Competition including: our ability to continue to retain customers through an enhanced customer service experience, including through the deployment and operation of new wireless networks; the ability of industry competitors to successfully launch their respective platforms and to combine a mix of residential local voice over Internet protocol (VoIP), long distance, high-speed Internet access (HSIA) and, in some cases, wireless services under one bundled and/or discounted monthly rate, along with their existing broadcast or satellite-based TV services, the success of new products, new services and supporting systems, such as Internet of Things (IoT) services for Internet-connected devices; continued intense rivalry across all services among wireless and wireline telecommunications companies including new or rebranded entrants, cable-TV providers, other communications companies and over-the-top (OTT) services, which, among other things, places pressures on average revenue per subscriber unit per month (ARPU), cost of acquisition, cost of retention and churn for all services (wireless and wireline), as do customer usage patterns, flat-rate pricing trends for voice and data, inclusive rate plans for voice and data and increasing availability of Wi-Fi networks for data; mergers and acquisitions of industry competitors; pressures on high-speed Internet and TV ARPU and churn resulting from market conditions, government actions and customer usage patterns; residential and business network access line (NAL) losses; subscriber additions and retention volumes, and associated costs for wireless, TV and high-speed Internet services; and our ability to obtain and offer content on a timely basis across multiple devices on wireless and TV platforms at a reasonable cost.

•                  Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice local and long distance services from impacts of OTT applications and wireless substitution, a declining overall market for paid TV services; the increasing number of households that have only wireless and/or Internet-based telephone services; continuation of wireless voice ARPU declines as a result of, among other factors, substitution to messaging and OTT applications; substitution to increasingly available Wi-Fi services from wireless services; and disruptive technologies such as OTT IP services that may displace our services.

•                  Technology including: subscriber demand for data that may challenge wireless networks and spectrum capacity levels in the future; our reliance on information technology and our need to understand and streamline our legacy systems; technology options, evolution paths and roll-out plans for wireless and wireline networks (including broadband initiatives, such as fibre to the premises (FTTP), wireless small-cell deployment, 5G wireless and availability of resources and ability to build out adequate broadband capacity); our reliance on wireless network access agreements, which have facilitated our deployment of wireless technologies; choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to and evolution of technology that we offer (such as TELUS TV®, including Optik TV® and TELUS Satellite TV®); supplier concentration and market power for network equipment, TELUS TV and wireless handsets; the performance of wireless technology; our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data; deployment and operation of new wireline broadband networks at a reasonable cost and availability, and success of new products and services to be rolled out on such networks; network reliability and change management; and uncertainties around our strategy to replace certain legacy wireline networks, systems and services to reduce operating costs.

•                  Capital expenditure levels and potential outlays for spectrum licences in spectrum auctions or from third parties, due to: our broadband initiatives, including connecting more homes and businesses directly to fibre; our ongoing deployment of newer wireless technologies such as 5G; utilizing newly acquired spectrum; investments in network resiliency and reliability; subscriber demand for data; evolving systems and business processes; implementing efficiency initiatives; supporting large complex deals; and future wireless spectrum auctions held by Innovation, Science and Economic Development Canada (ISED). Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results.

•                  Regulatory decisions and developments including: the potential of government intervention to further increase wireless competition; the Canadian Radio-television and Telecommunications Commission (CRTC) review of the Wireless Code; the CRTC wireless wholesale services review, in which it was determined that the CRTC will regulate wholesale GSM-based domestic roaming rates and the setting of such rates charged to wireless service providers; future spectrum auctions (including limitations on established wireless providers, spectrum set-aside that favours certain carriers and other advantages provided to new and foreign participants, and the amount and cost of spectrum acquired); restrictions on the purchase, sale and transfer of spectrum licences; the undetermined long-term impact of the CRTC’s wireline wholesale services review; the potential impacts from the CRTC’s decision to require pro-rated refunds when customers terminate their services; the CRTC’s examination of the competitor quality of service regime; the CRTC’s examination of the regulatory framework for message relay service; the CRTC’s examination of next generation 9-1-1 services; the CRTC’s proposed phase-out of the local service subsidy regime and corresponding establishment of a broadband funding regime to support the enhancement of high speed Internet services focusing on underserved areas in Canada; the impact from the review of Canada’ cultural policies by the Minister of Canadian Heritage; vertical integration in the broadcasting industry resulting in competitors owning broadcast content services and timely and effective enforcement of related regulatory safeguards; the federal government’s stated intention to review the Broadcasting Act and Telecommunications Act as announced in the March 22, 2017 federal budget; and restrictions on non-Canadian ownership of TELUS Common Shares and the ongoing monitoring and compliance with such restrictions.

•                  Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry, and the level of employee engagement.

•                  Process and business combination risks including: our reliance on legacy systems and ability to implement and support new products and services and business operations; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations (such as our ability to successfully integrate acquisitions, complete divestitures or establish partnerships in a timely manner, and realize expected strategic benefits including following compliance with any regulatory orders), the risk that Manitoba Telecom Services Inc.’s postpaid wireless customers and dealers acquired by us from BCE Inc. may not be successfully migrated; the implementation of complex large enterprise deals that may be adversely impacted by available resources, system limitations and degree of co-operation from other service providers; our ability to successfully manage operations in foreign jurisdictions; information security and privacy breaches, including data loss or theft of data; intentional threats to our infrastructure and business operations; and real estate joint venture re-development risks.

•                  Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Examples of these initiatives are: our operating efficiency and effectiveness program to drive improvements in earnings before interest, income taxes, depreciation and amortization (EBITDA), including the expected benefits of the immediately vesting transformative compensation initiative; business integrations; business process outsourcing; offshoring and reorganizations, including any full-time equivalent (FTE) employee reduction programs; procurement initiatives; and real estate rationalization. Additional revenue and cost efficiency and effectiveness initiatives will continue to be assessed and implemented, as required.

•                  Financing and debt requirements including our ability to carry out financing activities and our ability to maintain investment grade credit ratings in the range of BBB+ or the equivalent.

•                  Ability to sustain our dividend growth program through 2019 and ability to sustain and complete our multi-year share purchase program through 2019. These programs may be affected by factors such as the competitive environment, economic performance in Canada, our earnings and free cash flow, our levels of capital expenditures and spectrum licence purchases, and regulatory decisions and developments. Quarterly dividend decisions are subject to assessment and determination by our Board of Directors (Board) based on the Company’s financial position and outlook. The share purchase program may be affected by a change in our intention to purchase shares, and the assessment and determination of our Board from time to time, based on the Company’s financial position and outlook, and the market price of TELUS shares. Consequently, there can be no assurance that these programs will be maintained through 2019.

•                  Taxation matters including: interpretation of complex tax laws by the tax authorities that may differ from our interpretations; changes in tax laws, including tax rates; tax expenses being materially different than anticipated; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and tax collection authorities adopting more aggressive auditing practices.

•                  Litigation and legal matters including: our ability to successfully defend against investigations, regulatory proceedings, claims and lawsuits, including intellectual property infringement claims and class actions pending against us, as well as possible proceedings, intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability; and the complexity of legal compliance in domestic and foreign jurisdictions.

•                  Health, safety and the environment, including lost employee work time resulting from illness or injury, public concerns related to radio frequency emissions, environmental issues affecting our business including climate change, waste and waste recycling, risks relating to fuel systems on our properties, and changing government and public expectations regarding environmental matters and our responses.

•                  Business continuity events including: our ability to maintain customer service and operate our networks in the event of human error or human-caused threats, such as cyber attacks and equipment failures that could cause various degrees of network outages; supply chain disruptions; natural disaster threats; epidemics; pandemics; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•                  Economic growth and fluctuations including: the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada including potential outcomes of yet unknown policies and actions of the incoming U.S. administration; future interest rates; inflation; unemployment levels; effects of low oil prices; effects of low business spending (such as reducing investments and cost structure); pension investment returns, funding and discount rates; and Canadian/U.S. dollar exchange rates.

These risks are described in additional detail in Section 9 General trends, outlook and assumptions and Section 10 Risks and risk management in our 2016 annual MD&A. That description is incorporated by reference in this cautionary statement but is not intended to be a complete list of the risks that could affect the Company.

Many of these factors are beyond our control or our current expectations or knowledge. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations and are based on our assumptions as at the date of this document and are subject to change after this date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements.

This cautionary statement qualifies all of the forward-looking statements in this document.

Management’s discussion and analysis

May 11, 2017

Contents

Section	Description
1. Introduction	1.1 Preparation of the MD&A 1.2 The environment in which we operate 1.3 Consolidated highlights
2. Core business and strategy
3. Corporate priorities for 2017
4. Capabilities	4.1 Principal markets addressed and competition 4.2 Operational resources 4.3 Liquidity and capital resources 4.4 Changes in internal control over financial reporting
5. Discussion of operations	5.1 General 5.2 Summary of consolidated quarterly results and trends 5.3 Consolidated operations 5.4 Wireless segment 5.5 Wireline segment
6. Changes in financial position
7. Liquidity and capital resources

7.1 Overview
7.2 Cash provided by operating activities
7.3 Cash used by investing activities
7.4 Cash provided by financing activities
7.5 Liquidity and capital resource measures
7.6 Credit facilities
7.7 Sale of trade receivables
7.8 Credit ratings
7.9 Financial instruments, commitments and contingent liabilities
7.10 Outstanding share information
7.11 Transactions between related parties

8. Accounting matters	8.1 Critical accounting estimates 8.2 Accounting policy developments
9. Update to assumptions	9.1 Telecommunications industry regulatory developments and proceedings
10. Risks and risk management
11. Definitions and reconciliations	11.1 Non-GAAP and other financial measures 11.2 Operating indicators

1.              Introduction

The forward-looking statements in this section, including estimates regarding economic growth, are qualified by the Caution regarding forward-looking statements at the beginning of this Management’s discussion and analysis (MD&A).

1.1 Preparation of the MD&A

The following sections are a discussion of the consolidated financial position and financial performance of TELUS for the three-month period ended March 31, 2017, and should be read together with TELUS’ March 31, 2017, condensed interim consolidated financial statements (subsequently referred to as the interim consolidated financial statements). The generally accepted accounting principles (GAAP) we use are the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Our interim consolidated financial statements comply with IFRS-IASB and Canadian GAAP and have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Our use of the term IFRS in this MD&A is a reference to these standards. In our discussion, we also use certain non-GAAP financial measures to evaluate our performance, monitor compliance with debt covenants and manage our capital structure. These measures are defined, qualified and reconciled with their nearest GAAP measures in Section 11.1. All currency amounts are in Canadian dollars, unless otherwise specified.

Additional information relating to the Company, including our annual information form and other filings with securities commissions or similar regulatory authorities in Canada, is available on SEDAR (sedar.com). Our filings with the Securities and Exchange Commission in the United States, including Form 40-F, are available on EDGAR (sec.gov).

Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. This MD&A and the interim consolidated financial statements were reviewed by our Audit Committee and approved by our Board of Directors (our Board) for issuance on May 11, 2017.

In this MD&A, unless otherwise indicated, results for the first quarter of 2017 (three-month period ended March 31, 2017) are compared with results from the first quarter of 2016 (three-month period ended March 31, 2016).

1.2 The environment in which we operate

The success of our business and the challenges we face can best be understood with reference to the environment in which we operate, including broader economic factors that affect our customers and us, and the competitive industry in which we operate. Our estimates regarding our environment also form an important part of the assumptions on which our targets are based.

Economic growth

We currently estimate that the annual rate of economic growth in Canada in 2017 will be 2.2%, based on a composite of estimates from Canadian banks and other sources. For our incumbent local exchange carrier (ILEC) provinces in Western Canada, we currently estimate that annual rates of economic growth in British Columbia (B.C.) will be 2.3% in 2017 and in Alberta will be 2.4% in 2017. The Bank of Canada’s April 2017 Monetary Policy Report estimated annual economic growth in Canada will be 2.6% in 2017.

In respect of the national unemployment rate, Statistics Canada’s Labour Force Survey reported a rate of 6.7% for March 2017 (6.9% for December 2016 and 7.1% for March 2016). The unemployment rate for B.C. was 5.4% for March 2017 (5.8% for December 2016 and 6.5% for March 2016), while the unemployment rate for Alberta was 8.4% for March 2017 (8.5% in December 2016 and 7.1% for March 2016).

1.3 Consolidated highlights

Agreement with BCE Inc. regarding Manitoba Telecom Services Inc.

In May 2016, the Company announced an agreement with BCE Inc. (BCE), pursuant to which it would acquire a portion of Manitoba Telecom Services Inc.’s (MTS) postpaid wireless subscribers and dealer locations in Manitoba, dependent on the successful completion of BCE’s acquisition of MTS and subject to regulatory approvals. On March 17, 2017, BCE completed its transaction with MTS. The transaction with TELUS closed on April 1, 2017, and customers will be actively migrated to TELUS over several months in a customer-friendly manner. We acquired approximately one-quarter of MTS’ postpaid wireless subscribers, certain network assets and rights to 15 MTS retail locations in Manitoba for cash consideration of approximately $300 million; our total price of the transaction with BCE will vary depending upon the actual number of qualifying postpaid wireless subscribers who migrate from MTS.

Long-term debt issue

On March 6, 2017, we issued U.S.$500 million of senior unsecured notes with a 10.5-year maturity at 3.70% and $325 million of senior unsecured notes with a 31-year maturity at 4.70%. The proceeds were used to fund the repayment, on maturity, of $700 million of the principal amount outstanding on TELUS’ Series CD Notes due March 2017, to repay a portion of outstanding commercial paper and for general corporate purposes. For the U.S. issuance, we have fully hedged the principal and interest obligations of the notes against fluctuations in the Canadian dollar foreign exchange rate for the entire term of the notes by entering into foreign exchange derivatives (cross currency interest rate exchange agreements) that effectively converted the principal payments and interest obligations to Canadian dollar obligations with an effective fixed interest rate of 3.41% and an effective issued and outstanding amount of $667 million (reflecting a fixed exchange rate of $1.3348). Our average term to maturity of long-term debt (excluding commercial paper and the revolving component of the TELUS International (Cda.) Inc. (TELUS International) credit facility) has increased to approximately 11.3 years at March 31, 2017, from approximately 10.4 years at December 31, 2016. Our weighted average interest rate on long-term debt (excluding commercial paper and the revolving component of the TELUS International credit facility) decreased to 4.16% at March 31, 2017, as compared to 4.22% at December 31, 2016 and 4.32% at March 31, 2016.

Consolidated highlights

Three-month periods ended March 31 ($ millions, unless noted otherwise)	2017	2016	Change
Consolidated statements of income
Operating revenues	3,198	3,108	2.9%
Operating income	729	640	13.9%
Income before income taxes	591	517	14.3%
Net income	441	378	16.7%
Net income attributable to Common Shares	433	378	14.6%

Earnings per share (EPS) ($)
Basic EPS	0.73	0.64	14.1%
Adjusted basic EPS[1]	0.74	0.70	5.7%
Diluted EPS	0.73	0.64	14.1%
Dividends declared per Common Share ($)	0.48	0.44	9.1%

Basic weighted-average Common Shares outstanding (millions)	591	593	(0.5)%
Consolidated statements of cash flows
Cash provided by operating activities	709	563	25.9%

Cash used by investing activities	(822)	(660)	(24.5)%
Capital expenditures	(724)	(618)	(17.2)%

Cash provided by financing activities	475	352	34.9%
Other highlights
Subscriber connections[2] (thousands)	12,683	12,443	1.9%
EBITDA (earnings before interest, income taxes, depreciation and amortization)[1]	1,261	1,140	10.6%
Restructuring and other costs[1]	4	48	(91.7)%
Adjusted EBITDA[3]	1,265	1,188	6.4%
Adjusted EBITDA margin[4] (%)	39.5	38.2	1.3	pts.
Free cash flow[1]	217	108	100.9%
Net debt to EBITDA — excluding restructuring and other costs[1] (times)	2.73	2.74	(0.01)

Notations used in MD&A: n/m — not meaningful; pts. — percentage points.

(1)         Non-GAAP and other financial measures. See Section 11.1.

(2)         The sum of active wireless subscribers, residential network access lines (NALs), high-speed Internet access subscribers and TELUS TV subscribers (Optik TV and TELUS Satellite TV subscribers), measured at the end of the respective periods based on information in billing and other systems. In relation to an acquisition and a divestiture both undertaken during the first quarter of 2017, beginning of period residential NALs, high-speed Internet and TELUS TV subscriber balances have been increased by a net 1,000, 4,000 and 5,000 respectively and are not included in subscriber connection net additions metrics in Section 5.5.

(3)         Adjusted EBITDA excludes restructuring and other costs.

(4)         Adjusted EBITDA margin is Adjusted EBITDA divided by Operating revenues.

Operating highlights

•                  Consolidated operating revenues increased by $90 million in 2017:

Service revenues increased by $103 million in 2017, mainly due to growth in wireless network revenue and wireline data services revenue, partly offset by the ongoing decline in legacy wireline voice revenue.

Equipment revenues decreased by $14 million in 2017, reflecting a combination of higher wireless per-unit subsidies, lower wireless retention volumes and wireless competitive intensity.

Other operating income increased by $1 million in 2017.

For additional details on operating revenues, see Section 5.4 Wireless segment and Section 5.5 Wireline segment.

•                  During the 12-month period ending on March 31, 2017, our total subscriber connections increased by 240,000, reflecting a 3.8% increase in wireless postpaid subscribers, a 5.3% increase in TELUS TV subscribers and a 5.4% increase in high-speed Internet subscribers, partly offset by an 8.4% decline in wireless prepaid subscribers and a 6.2% decline in wireline residential NALs.

Our postpaid wireless subscriber net additions were 44,000 in 2017, up 36,000 from 2016, as higher gross additions due to the success of targeted promotions, focus on higher-value loading, and prepaid migrations were partly offset by competitive intensity. Our monthly postpaid subscriber churn rate was 0.93% in 2017, as compared to 0.97% in 2016. (See Section 5.4 Wireless segment for additional details.)

Net additions of high-speed Internet subscribers were 24,000 in 2017, up 12,000 from 2016. The increase resulted from the continued expansion of our high-speed broadband footprint, including fibre to the premises (FTTP) and our HSIA over LTE offering. Net additions of TELUS TV subscribers were 7,000 in 2017, down 4,000 from 2016. The decrease reflects lower gross additions and a decline in satellite-TV subscribers due to a declining overall market for paid TV services resulting from a high rate of market penetration and the effects of heightened competitive intensity, including over-the-top (OTT) services. These pressures were partly offset by the continued focus on expanding our addressable high-speed Internet and Optik TV footprint, connecting more homes and business directly to fibre, and bundling these services together. This contributed to combined Internet and TV subscriber growth of 141,000 or 5.4% compared to the prior year. (See Section 5.5 Wireline segment for additional details.)

•                  Operating income increased by $89 million in 2017, reflecting growth in EBITDA, partially offset by increases in total depreciation and amortization expenses resulting from higher expenditures associated with both the capital asset base and intangible asset base and the impact of our continuing program of asset life studies.

EBITDA includes restructuring and other costs. EBITDA increased by $121 million in 2017, reflecting growth in wireless network revenues, increased wireline data revenues, lower employee benefits expense and lower restructuring and other costs, partly offset by continued declines in legacy voice services.

Adjusted EBITDA excludes restructuring and other costs. It increased by $77 million in 2017. (See Section 5.4 Wireless segment and Section 5.5 Wireline segment for additional details.)

•                  Income before income taxes increased by $74 million in 2017, reflecting higher Operating income as noted above, partly offset by an increase in Financing costs. The increase in Financing costs resulted from lower capitalized long-term debt interest costs for spectrum licences that are now being deployed and higher average long-term debt outstanding. These were partly offset by foreign exchange gains. (See Financing costs in Section 5.3.)

•                  Income taxes increased by $11 million in 2017, primarily due to higher Income before income taxes, partly offset by reductions in foreign income taxes.

•                  Net income attributable to Common Shares increased by $55 million in 2017, reflecting higher Operating income, partly offset by higher Financing costs and higher Income taxes. Excluding restructuring and other costs, and income tax-related adjustments, adjusted Net income increased by $23 million or 5.6% in 2017.

Analysis of Net income

Three-month periods ended March 31 ($ millions)	2017	2016	Change
Net income attributable to Common Shares	433	378	55
Add back:
Restructuring and other costs, after income taxes	4	35	(31)
Unfavourable income tax-related adjustments	—	1	(1)
Adjusted net income	437	414	23

•                  Basic EPS increased by $0.09 or 14.1% in 2017. Excluding the effects of restructuring and other costs, basic EPS increased by $0.04.

Analysis of basic EPS

Three-month periods ended March 31 ($)	2017	2016	Change
Basic EPS	0.73	0.64	0.09
Add back:
Restructuring and other costs, after income taxes, per share	0.01	0.06	(0.05)
Adjusted basic EPS	0.74	0.70	0.04

•                  Dividends declared per Common Share were $0.48 in the first quarter of 2017, reflecting an increase of 9.1%. This is consistent with our announced intention of sustained dividend growth in the range of 7 to 10% per annum through 2019. On May 10, 2017, the Board declared a second quarter dividend of $0.4925 per share on the issued and outstanding Common Shares, payable on July 4, 2017, to shareholders of record at the close of business on June 9, 2017. The second quarter dividend reflects a cumulative increase of $0.0325 per share or 7.1% from the $0.46 per share dividend declared one year earlier.

Liquidity and capital resource highlights

•                  Net debt to EBITDA — excluding restructuring and other costs was 2.73 times at March 31, 2017, down slightly from 2.74 times at March 31, 2016, as the increase in net debt was approximately offset by growth in EBITDA — excluding restructuring and other costs. (See Section 4.3 Liquidity and capital resources and Section 7.5 Liquidity and capital resource measures.)

•                  Cash provided by operating activities increased by $146 million in 2017 due to growth in Adjusted EBITDA and lower income taxes instalments paid, partly offset by increased interest paid.

•                  Cash used by investing activities increased by $162 million in 2017 attributed to higher capital expenditures. Capital expenditures increased by $106 million in 2017, mainly due to continued generational capital investments in broadband infrastructure and our network enhancement investments in Manitoba to improve coverage, capacity and speeds to significantly enhance our customer experience and supplement the business acquisition of MTS subscribers, dealers and network. Investments in our broadband infrastructure include our fibre-optic network, which supports our small-cell technology strategy to improve coverage and prepare for a more efficient and timely evolution to 5G, as well as connect more homes and businesses directly to our fibre-optic network. (See Section 7.3 Cash used by investing activities.)

•                  Cash provided by financing activities was $475 million in 2017, an increase of $123 million from 2016. This was mainly attributed to the issues of U.S.$500 million of senior unsecured notes at 3.70% and $325 million of senior unsecured notes at 4.70%, partly offset by the repayment of Series CD Notes at 4.95%. (See Section 7.4 Cash provided by financing activities.)

•                  Free cash flow increased by $109 million in 2017, resulting from increased Adjusted EBITDA and lower income taxes paid, partially offset by an increase in capital expenditures. (See calculation in Section 11.1 Non-GAAP and other financial measures.)

2.              Core business and strategy

Our core business was described in our 2016 annual MD&A. The following are business updates grouped under the applicable strategic imperatives.

Focusing relentlessly on growth markets of data, IP and wireless

External wireless revenues and wireline data revenues totalled $2.8 billion in 2017, up $123 million or 4.6%, while remaining revenues totalled $380 million in 2017, down $33 million or 8.0%. Combined wireless revenues and wireline data revenues represented 88% of our consolidated revenues for 2017, as compared to 87% in the same period in 2016.

Providing integrated solutions that differentiate TELUS from our competitors

In March 2017, TELUS Health’s Med Access electronic medical record (EMR) solution, versions 4.9 and 5.0, successfully achieved Canada Health Infoway’s EMR national class recertification. Med Access is a web-based, configurable EMR solution that adapts to individual clinic and user preferences and can be implemented in a clinical practice. It was originally certified in August 2012 and continues to conform to national and international standards for privacy, security and interoperability.

Through our TELUS Mobility for Good pilot program, we are working with the Government of B.C.’s Ministry of Children and Family Development to support young adults transitioning from foster care into independent living by providing these youth with a smartphone and subsidized TELUS Mobility rate plan. The pilot program will start in B.C. and expand to Ontario later in 2017. TELUS Mobility for Good builds on our TELUS Internet for Good program introduced in the fourth quarter of 2016, which provides low-income, single parents on income or disability assistance with TELUS-subsidized home Internet service and access to a low-cost computer and free digital literacy training including TELUS WISE.

Building national capabilities across data, IP, voice and wireless

During the quarter, we announced $250 million and $55 million fibre-optic investments in the cities of Surrey, B.C. and Chilliwack, B.C., respectively, to connect more than 90% of homes and businesses to the TELUS PureFibre TM network before the end of 2018. Additionally, we announced a $150 million investment to connect the TELUS PureFibre network to the city of Burnaby, B.C. before the end of 2019 and announced a $12 million investment to connect the network to the city of Kitimat, B.C. before the end of 2017. Subsequent to March 31, 2017, we announced fibre-optic investments in the province of Quebec including $80 million in the Quebec City region, $30 million in the Lower St-Lawrence region, $30 million in the Gaspe Peninsula and $15 million in the North Shore region.

Partnering, acquiring and divesting to accelerate the implementation of our strategy and focus our resources on core business

As discussed in Section 1.3, BCE has divested approximately one-quarter of MTS’ postpaid wireless subscribers, certain network assets and 15 MTS retail locations to TELUS. We look forward to actively migrating these subscribers and dealers to TELUS over several months in a customer-friendly manner. Additionally, we expanded and enhanced our network in Manitoba as described in Section 7.3. We also officially launched our TELUS Manitoba Community Board as described within the following strategic imperative.

TELUS Health and Groupe DOmedic, Inc., have announced a partnership to provide better health monitoring and medication management for seniors. xPill PHARMA, offered by DOmedic to retirement homes and connected by TELUS Health to pharmacists through TELUS Health’s pharmacy management solution, is an integrated medication management platform technology allowing a continuous, real-time flow of information between retirement homes and Canadian pharmacists to enable an optimized administering and dispensing medication cycle.

Going to market as one team under a common brand, executing a single strategy

In February 2017, we officially launched our TELUS Manitoba Community Board which will provide $500,000 in funding to local charities each year focused on improving the lives of youth and families, concentrating on projects in health, education, and the environment. This contribution is part of TELUS’ total $1 million commitment in 2017 for community investment in Manitoba.

Our team works together to implement our top corporate priority: putting customers first, as we strive to consistently deliver exceptional client experiences and become the most recommended company in the markets we serve. In April 2017, the Commissioner for Complaints for Telecommunications Services (CCTS) issued its mid-year report and TELUS continued to receive the fewest customer complaints of the national carriers while Koodo continued to receive the fewest customer complaints of the national flanker brands. TELUS, Koodo and Public Mobile received 7.0%, 2.9% and 1.4% of total customer complaints accepted by the CCTS, respectively, or 11.3% of total customer complaints, in aggregate, when we have approximately 28.0% of Canadian wireless customers.

3.              Corporate priorities for 2017

Our 2017 corporate priorities are provided in the table below.

•                  Delivering on TELUS’ future friendly® brand promise by putting customers first

•                  Elevating our winning culture for sustained competitive advantage

•                  Generating profitable top-line revenue growth while enhancing our operational efficiency

•                  Increasing our competitive advantage through advanced, client-centric technology, networks and systems that lead the world in reliability

•                  Driving TELUS’ leadership position in our chosen business, public sector and international markets

•                  Advancing TELUS’ leadership in healthcare information management for better human outcomes.

4.              Capabilities

The forward-looking statements in this section, including statements regarding our dividend growth program and our financial objectives in Section 4.3, are qualified by the Caution regarding forward-looking statements at the beginning of this MD&A.

4.1 Principal markets addressed and competition

For a discussion of our principal markets and an overview of competition, please refer to Section 4.1 of our 2016 annual MD&A.

4.2 Operational resources

For a discussion of our operational resources, please refer to Section 4.2 of our 2016 annual MD&A.

Wireless segment

In the first quarter of 2017, we continued to deliver leading blended customer churn on a national basis. Our monthly postpaid churn rate was 0.93% in the first quarter of 2017 and has now been below 1% for 14 of the past 15 quarters despite strong competitive and economic pressures and higher churn from our CDMA customers as we approach the national shutdown date in the second quarter of 2017. Our monthly blended churn, defined in Section 11.2, was 1.18% in the first quarter of 2017, which represented our lowest first quarter churn rate since we became a national carrier 17 years ago. This further exemplifies the success of our differentiated customers first culture, our ongoing focus on delivering an outstanding customer experience, combined with attractive new products and services, and our retention programs.

Since mid-2013, we have invested more than $3.6 billion to acquire wireless spectrum licences in spectrum auctions and other transactions, which has more than doubled our national spectrum holdings in support of our top corporate priority of putting customers first. Wireless data consumption has been increasing rapidly and we have responded by investing to extend the capacity of our network to support the additional data consumption and growth in our wireless customer base.

As at March 31, 2017, our 4G long-term evolution (LTE) network covered 98% of Canada’s population, up from nearly 97% at March 31, 2016. Furthermore, we have continued to invest in our LTE advanced network roll-out, which covered more than 80% of Canada’s population at March 31, 2017. Outside of LTE advanced and LTE coverage areas, and for voice services, the LTE devices we offer also operate on our HSPA+ network, which covered 99% of Canada’s population at March 31, 2017.

Wireline segment

We have continued to invest in urban and rural communities with commitments to deliver broadband network capabilities to as many Canadians as possible. We are expanding our fibre footprint by connecting more homes and businesses directly to fibre. Throughout 2016 and 2017, we have made announcements regarding investments to bring our fibre-optic network to cities across B.C., Alberta and Eastern Quebec. We have also increased broadband Internet speeds, expanded our IP TV video-on-demand library and high-definition content, including 4K TV, and enhanced marketing of data products and bundles.

As at March 31, 2017, our high-speed broadband coverage reached approximately 3 million households and businesses in B.C., Alberta and Eastern Quebec, including approximately 1.15 million homes and businesses covered by fibre-optic cable, up from 0.75 million homes and businesses in the first quarter of 2016, which provides these premises with immediate access to our gigabit-capable fibre-optic network.

4.3 Liquidity and capital resources

Capital structure financial policies

Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk.

In the management of capital and in its definition, we include Common Share equity (excluding Accumulated other comprehensive income), Long-term debt (including long-term credit facilities, commercial paper backstopped by long-term credit facilities and any associated hedging assets or liabilities, net of amounts recognized in Accumulated other comprehensive income), Cash and temporary investments, and securitized trade receivables.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our telecommunications infrastructure. In order to maintain or adjust our capital structure, we may change the amount of dividends paid to holders of Common Shares, purchase shares for cancellation pursuant to our normal course issuer bid (NCIB) programs, issue new debt, issue new debt to replace existing debt with different characteristics, issue new shares, and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

We monitor capital by utilizing a number of measures, including net debt to EBITDA — excluding restructuring and other costs ratio and the dividend payout ratio. (See definitions in Section 11.1.)

Financing and capital structure management plans

Report on financing and capital structure management plans

Pay dividends to the holders of Common Shares under our multi-year dividend growth program

•                  In May 2016, we announced our intention to target ongoing semi-annual dividend increases, with the annual increase in the range of 7 to 10% from 2017 through to the end of 2019, thereby extending the policy first announced in May 2011. Notwithstanding this target, dividend decisions will continue to be subject to our Board’s assessment and the determination of our financial position and outlook on a quarterly basis. Our long-term dividend payout ratio guideline is 65 to 75% of prospective net earnings per share. There can be no assurance that we will maintain a dividend growth program through 2019. (See Caution regarding forward-looking statements — Ability to sustain our dividend growth program through 2019 and ability to sustain and complete our multi-year share purchase program through 2019 and Section 10.7 Financing, debt requirements and returning cash to shareholders in our 2016 Annual MD&A.)

•                  On May 10, 2017, a second quarter dividend of $0.4925 per share was declared on our issued and outstanding Common Shares, payable on July 4, 2017, to shareholders of record at the close of business on June 9, 2017. The second quarter dividend for 2017 reflects a cumulative increase of $0.0325 per share or 7.1% from the $0.46 per share dividend paid in July 2016.

•                  In connection with the dividend declared in the first quarter of 2017, the dividend reinvestment and share purchase plan trustee purchased shares for the dividend reinvestment and share purchase plan from treasury. The trustee purchased approximately 350,000 Common Shares for approximately $15 million, with no discount applicable.

Purchase of Common Shares

•                  During the three-month period ended March 31, 2017, we did not have any transactions pursuant to our normal course issuer bid.

Use proceeds from securitized trade receivables (Short-term borrowings), bank facilities and commercial paper as needed, to supplement free cash flow and meet other cash requirements

•                  Our issued and outstanding commercial paper was $1,122 million at March 31, 2017, all of which was denominated in U.S. dollars (U.S.$844 million), compared to $613 million at December 31, 2016, and $891 million at March 31, 2016.

•                  Proceeds from securitized trade receivables were $100 million at March 31, 2017, (March 31 and December 31, 2016 — $100 million).

Report of financing and capital structure management plans

Maintain compliance with financial objectives

Certain of our current financial objectives will be reviewed in 2017 for possible revision due to changes arising from the adoption of new accounting standards, IFRS 15, Revenue from Contracts with Customers and IFRS 16, Leases. (See Section 8.2 Accounting policy developments in our 2016 annual MD&A.)

•                  Maintain investment grade credit ratings in the range of BBB+ or the equivalent — On May 11, 2017, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range. (See Section 7.8 Credit ratings.)

•                  Net debt to EBITDA — excluding restructuring and other costs ratio of 2.00 to 2.50 times — As measured at March 31, 2017, the ratio was 2.73 times, outside of the range, primarily due to the funding of spectrum licences acquired in wireless spectrum auctions held during 2014 and 2015. We will endeavour to return the ratio to within this objective range in the medium term, as we believe that this range is supportive of our long-term strategy. (See Section 7.5 Liquidity and capital resource measures.)

•                  Dividend payout ratio of 65 to 75% of net earnings per share on a prospective basis — Our target ratio is on a prospective basis. The dividend payout ratio we present in this MD&A is a historical measure utilizing the last four quarters of dividends declared and earnings per share, and is disclosed for illustrative purposes in evaluating our target guideline. As at March 31, 2017, the historical ratio of 87% and the adjusted historical ratio of 76% exceeded the objective range, however we estimate that we are within our target guideline when considered on a prospective basis. (See Section 7.5 Liquidity and capital resource measures.)

•                  Generally maintain a minimum of $1 billion in unutilized liquidity — As at March 31, 2017, our unutilized liquidity was more than $1 billion. (See Section 7.6 Credit facilities.)

4.4 Changes in internal control over financial reporting

There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

5.              Discussion of operations

This section contains forward-looking statements, including those with respect to our deployment of wireless spectrum licences, average revenue per subscriber unit per month (ARPU) growth, wireless retention spending, high-speed Internet subscriber growth, cash tax payments and restructuring and other costs trends as they relate to the future. There can be no assurance that we have accurately identified the trends based on past results or that these trends will continue. See Caution regarding forward-looking statements at the beginning of this MD&A.

5.1 General

Our operating segments and reportable segments are wireless and wireline. Segmented information in Note 5 of the interim consolidated financial statements is regularly reported to our Chief Executive Officer (CEO) (the chief operating decision-maker).

5.2 Summary of consolidated quarterly results and trends

Summary of quarterly results

($ millions, except per share amounts)	2017 Q1	2016 Q4	2016 Q3	2016 Q2	2016 Q1	2015 Q4	2015 Q3	2015 Q2
Operating revenues	3,198	3,305	3,238	3,148	3,108	3,217	3,155	3,102
Operating expenses
Goods and services purchased[1]	1,313	1,574	1,426	1,331	1,300	1,482	1,394	1,372
Employee benefits expense[1]	624	962	681	628	668	757	693	649
Depreciation and amortization	532	533	515	499	500	518	471	464
Total operating expenses	2,469	3,069	2,622	2,458	2,468	2,757	2,558	2,485
Operating income	729	236	616	690	640	460	597	617
Financing costs	138	134	129	134	123	114	106	110
Income before income taxes	591	102	487	556	517	346	491	507
Income taxes	150	15	132	140	139	85	126	166
Net income	441	87	355	416	378	261	365	341
Net income attributable to Common Shares	433	81	348	416	378	261	365	341
Net income per Common Share:
Basic earnings per share (basic EPS)	0.73	0.14	0.59	0.70	0.64	0.44	0.61	0.56
Adjusted basic EPS[2]	0.74	0.53	0.65	0.70	0.70	0.54	0.66	0.66
Diluted EPS	0.73	0.14	0.59	0.70	0.64	0.44	0.61	0.56
Dividends declared per Common Share	0.48	0.48	0.46	0.46	0.44	0.44	0.42	0.42
Additional information:
EBITDA[2]	1,261	769	1,131	1,189	1,140	978	1,068	1,081
Restructuring and other costs[2]	4	348	60	23	48	99	51	59
Gains on the exchange of wireless spectrum licences	—	—	—	15	—	—	—	—
Net gains and equity income from real estate joint venture developments	—	7	10	9	—	—	—	—
Adjusted EBITDA	1,265	1,110	1,181	1,188	1,188	1,077	1,119	1,140
Cash provided by operating activities	709	732	1,032	892	563	870	1,025	943
Free cash flow[2]	217	(191)	98	126	108	197	310	300

(1)         Goods and services purchased and Employee benefits expense amounts include restructuring and other costs.

(2)         See Section 11.1 Non-GAAP and other financial measures.

Trends

The consolidated revenue trend reflects year-over-year increases in: (i) wireless network revenue generated from growth in both our ARPU and subscriber base; and (ii) wireline data service revenue, driven by Internet and enhanced data, business process outsourcing, TELUS TV services and TELUS Health revenues. Increased Internet and TV service revenues are being generated by subscriber growth. Consolidated revenue growth was partially offset by the continued decline in wireline voice revenues and the decline in wireless equipment revenues. For additional information on wireless and wireline revenue and subscriber trends, see Section 5.4 Wireless segment and Section 5.5 Wireline segment.

The general trend in Goods and services purchased expense reflects increasing equipment expenses associated with higher-value smartphones in the sales mix and increased handset costs (which includes the effect of the decline in the Canadian dollar exchange rate compared to the U.S. dollar); increasing wireless customer service, administrative, external labour and distribution channel expenses to support growth in our subscriber base; and increased wireline TV costs of sales associated with a growing subscriber base. These were partly offset by lower wireline equipment costs.

The general trend in Employee benefits expense reflects moderating wages and salaries resulting from a decrease in the number of full-time equivalent (FTE) domestic employees and the impact of the immediately vesting transformative compensation described in our 2016 annual MD&A, partly offset by increases in TELUS International compensation and in the number of TELUS International employees to support increased business process outsourcing revenue growth.

The general trend in Depreciation and amortization historically reflected increases due to the impact of our continuing program of asset life studies and growth in capital assets supporting the expansion of our broadband footprint and enhanced long-term evolution (LTE) network coverage. The investments in our fibre-optic network also support our small-cell technology strategy to improve coverage and prepare for a more efficient and timely evolution to 5G.

The general trend in Financing costs reflects an increase in long-term debt outstanding, mainly associated with significant investments in wireless spectrum licences acquired during wireless spectrum licence auctions in 2014 and 2015 and our generational investments in fibre to homes and businesses. However, Financing costs are net of capitalized interest related to spectrum licences acquired during the wireless spectrum licence auctions and capitalization of interest has ceased in the first quarter of 2017, as cell sites are now capable of being built to utilize those spectrum frequencies. Financing costs also include the Employee defined benefit plans net interest expense. Additionally for the eight periods shown, Financing costs included varying amounts of foreign exchange gains or losses and varying amounts of interest income, including $20 million of interest income in the second quarter of 2015 resulting from the settlement of prior years’ income tax-related matters.

The trend in Net income reflects the items noted above, as well as non-cash adjustments arising from legislated income tax changes and adjustments recognized in the current periods for income tax of prior periods, including any related after-tax interest on reassessments. Historically, the trend in basic EPS was also impacted by share purchases under our normal course issuer bid (NCIB) programs.

The trend in Cash provided by operating activities reflects generally higher consolidated Adjusted EBITDA offset by increased interest payments. Both income tax payments and restructuring and other costs have generally increased in 2016 but we have assumed that cash tax payments will decrease in fiscal 2017, as described in Section 9.3 of our 2016 annual MD&A. The trend in free cash flow reflects the factors affecting Cash provided by operating activities, as well as increases in capital expenditures. For further discussion on trends, see Section 5.4 Wireless segment and Section 5.5 Wireline segment.

5.3 Consolidated operations

The following is a discussion of our consolidated financial performance. Segment information in Note 5 of the interim consolidated financial statements is regularly reported to our CEO. We discuss the performance of our segments in Section 5.4 Wireless segment, Section 5.5 Wireline segment and Section 7.3 Cash used by investing activities.

Operating revenues

Three-month period ended March 31 ($ millions)	2017	2016	Change
Service	3,027	2,924	3.5%
Equipment	158	172	(8.1)%
Revenues arising from contracts with customers	3,185	3,096	2.9%
Other operating income	13	12	8.3%
	3,198	3,108	2.9%

Consolidated operating revenues increased by $90 million in 2017.

•                  Service revenues increased by $103 million in 2017, primarily reflecting growth in wireless network revenue and wireline data services, partly offset by the continuing decline in wireline voice revenues. Wireless network revenue reflects growth in blended ARPU and a higher wireless subscriber base. Wireline data service revenue reflect increases in: Internet and enhanced data service revenues; business process outsourcing revenues; TELUS TV revenues; and TELUS Health revenues. Both Internet and TV revenues reflect subscriber growth in addition to higher Internet revenue per customer.

•                  Equipment revenues decreased by $14 million in 2017, primarily reflecting a $15 million decrease in wireless equipment revenue from a combination of higher per-unit subsidies, lower wireless retention volumes and wireless competitive intensity, partly offset by increased postpaid gross additions.

•                  Other operating income increased by $1 million in 2017.

Operating expenses

Three-month periods ended March 31 ($ millions)	2017	2016	Change
Goods and services purchased	1,313	1,300	1.0%
Employee benefits expense	624	668	(6.6)%
Depreciation	402	385	4.4%
Amortization of intangible assets	130	115	13.0%
	2,469	2,468	—

Consolidated operating expenses increased by $1 million in 2017.

•                  Goods and services purchased increased by $13 million in 2017, reflecting increased roaming costs, increased external labour and higher handset costs (partially due to the decline in the Canadian dollar exchange rate versus the U.S. dollar over the last two years), partly offset by ongoing cost management efficiency initiatives and a decrease in advertising and promotions expenses.

•                  Employee benefits expense decreased by $44 million in 2017, mainly due to the non-recurrence of labour-related restructuring expenses from 2016, lower compensation and benefits costs resulting from a decrease in the number of domestic FTE employees, benefits from certain contract concessions associated with our transformational compensation agreement that are yielding productivity improvements and continue to support our customer service track record, partly offset by an increase in TELUS International employees and compensation to support growth in business process outsourcing revenue.

•                  Depreciation increased by $17 million in 2017 due to the impact of our continuing program of asset life studies, higher asset retirements related to divestitures and increased expenditures associated with capital assets.

•                  Amortization of intangible assets increased by $15 million in 2017, reflecting increased expenditures associated with the intangible asset base.

Operating income

Three-month periods ended March 31 ($ millions)	2017	2016	Change
Wireless EBITDA (see Section 5.4)	820	756	8.6%
Wireline EBITDA (see Section 5.5)	441	384	14.6%
Depreciation and amortization (discussed above)	(532)	(500)	(6.4)%
	729	640	13.9%

Operating income increased by $89 million in 2017.

Financing costs

Three-month periods ended March 31 ($ millions)	2017	2016	Change
Gross interest expense	142	137	3.6%
Capitalized long-term debt interest	—	(17)	n/m
Interest expense	142	120	18.3%
Employee defined benefit plans net interest	1	1	—
Foreign exchange (gains) losses	(5)	2	n/m
	138	123	12.2%

Financing costs increased by $15 million in 2017, mainly due to the following factors:

•                  Gross interest expense, prior to capitalization of long-term debt interest, increased by $5 million in 2017, primarily due to the increase in average long-term debt balances outstanding, partly offset by a reduction in the effective interest rate. Our weighted average interest rate on long-term debt (excluding commercial paper and the revolving component of the TELUS International credit facility) was 4.16% at March 31, 2017, as compared to 4.32% one year earlier. (See Long-term debt issues and repayments in Section 7.4.)

•                  Capitalized long-term debt interest is in respect of debt incurred for the purchase of spectrum licences during spectrum auctions held by Innovation, Science and Economic Development Canada (ISED), which we deploy in our existing network. Capitalization of long-term debt interest occurs until substantially all of the activities necessary to prepare the spectrum for its intended use are complete, effectively when cell sites are ready to be put into service. The capitalization of interest ceased in the first quarter of 2017.

•                  Employee defined benefit plans net interest remained consistent in 2017, as there was minimal change in the defined benefit plan deficit at December 31, 2016, compared to December 31, 2015, and minimal change in the discount rate.

•                  Foreign exchange (gains) losses have fluctuated as a result of the weakening of the Canadian dollar relative to the U.S. dollar in 2017 combined with the impact of our hedging activities.

Income taxes

Three-month periods ended March 31 ($ millions, except tax rates)	2017	2016	Change
Income taxes computed at applicable statutory rates	157	137	14.6%
Revaluation of deferred income tax liability to reflect future statutory income tax rates	—	1	(100.0)%
Other	(7)	1	n/m
Income taxes	150	139	7.9%
Income taxes computed at applicable statutory rates (%)	26.6	26.6	—
Effective tax rates (%)	25.4	26.9	(1.5	) pts.

Total income tax expense increased by $11 million in 2017, primarily due to higher Income before income taxes, partly offset by reductions in foreign income taxes.

Comprehensive income

Three-month periods ended March 31 ($ millions)	2017	2016	Change
Net income	441	378	16.7%
Other comprehensive income (loss) (net of income taxes):
Items that may be subsequently reclassified to income	(8)	(14)	(42.9)%
Item never subsequently reclassified to income — Employee defined benefit plans re-measurements	68	(77)	n/m
Comprehensive income	501	287	74.6%

Comprehensive income increased by $214 million in 2017, primarily due to changes in employee defined benefit plan re-measurement amounts and higher Net income. Items that may be subsequently reclassified to income are composed of changes in the unrealized fair value of derivatives designated as cash flow hedges, foreign currency translation adjustments arising from translating financial statements of foreign operations, and changes in the unrealized fair value of available-for-sale investments.

5.4 Wireless segment

Wireless trends and seasonality

The historical trend in wireless network revenue reflects growth in both ARPU and subscriber base. This growth, coupled with higher-value smartphones in the sales mix, was partially offset by the decline in wireless equipment revenues, reflecting higher per-unit subsidies and lower retention volumes. Retention volumes declined due to the effects on contract renewals of higher handset prices (including the effect of higher handset acquisition costs due to depreciation of the Canadian dollar relative to the U.S. dollar over the last two years and a shorter renewal cycle from the impact of two-year rate plans), and an increasing number of customers choosing to stay on month-to-month service.

The wireless ARPU growth trend increased in 2017 due to a higher mix of data share plans and an emphasis on the marketing and increased mix of higher-rate plans, including the new Premium Plus plans launched in June 2016. This was partly offset by competitive pressures driving larger allotments of data provided in rate plans, including data sharing and international data roaming features and plans, consumer response to increased frequency of customer data usage notifications and offloading of data traffic to increasingly available Wi-Fi hotspots. ARPU is expected to continue to increase modestly throughout 2017, as a result of the continued growth in data usage and the ongoing shift in our subscriber base towards higher-value postpaid customers. However, the level of ARPU is highly dependent on competition, the economic environment, consumer behaviour, the regulatory environment, device selection and other factors, and, as a consequence, there cannot be assurance that ARPU growth will continue to materialize.

We may experience pressure on our postpaid subscriber churn if competitive intensity continues, in part due to an increase in customers on expired contracts, as well as customers bringing their own devices and therefore not entering into new contracts. Accordingly, our wireless segment historical operating results and trends may not be reflective of results and trends for future periods.

Historically, there have been significant third and fourth quarter seasonal effects reflected in higher wireless subscriber additions, an increase in related acquisition costs and equipment sales, and higher retention costs due to contract renewals in those quarters. These impacts can be more pronounced around popular device launches and seasonal events such as back to school, Black Friday and Christmas. The costs associated with higher seasonal loading volumes have typically resulted in sequential decreases in wireless EBITDA from the second quarter through to the fourth quarter, typically followed by sequential increases in wireless EBITDA from the fourth quarter through to the second quarter. Subscriber additions have generally been lowest in the first quarter. Historically, wireless ARPU has experienced seasonal sequential increases in the second and third quarters, reflecting higher levels of usage and roaming in the spring and summer, followed by seasonal sequential declines in the fourth and first quarters. This seasonal effect on ARPU has moderated, as unlimited nationwide voice plans have become more prevalent and chargeable voice and long distance spikes become less pronounced. In addition, customers are opting for higher-capacity data plans resulting in less variability in chargeable data usage. The trends in revenue and revenue-based operating metrics will be impacted by our adoption of IFRS 15, Revenue from Contracts with Customers, as discussed further in Section 8.2 Accounting policy developments of our 2016 annual MD&A.

Wireless operating indicators

At March 31	2017	2016	Change
Subscribers (000s):
Postpaid	7,594	7,315	3.8%
Prepaid	982	1,072	(8.4)%
Total	8,576	8,387	2.3%
Postpaid proportion of subscriber base (%)	88.5	87.2	1.3 pts.
HSPA+ population coverage[1] (millions)	36.1	35.7	1.1%
LTE population coverage[1] (millions)	36.0	35.0	2.9%

Periods ended March 31	2017	2016	Change
Subscriber gross additions (000s):
Postpaid	225	212	6.1%
Prepaid	70	79	(11.4)%
Total	295	291	1.4%
Subscriber net additions (000s):
Postpaid	44	8	n/m
Prepaid	(53)	(33)	(60.6)%
Total	(9)	(25)	64.0%
Blended ARPU, per month[2] ($)	65.53	63.08	3.9%
Churn, per month[2] (%)
Blended	1.18	1.26	(0.08	) pts.
Postpaid	0.93	0.97	(0.04	) pts.

(1)         Including network access agreements with other Canadian carriers.

(2)         See Section 11.2 Operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not measures defined under IFRS-IASB.

Operating revenues — Wireless segment

Three-month periods ended March 31 ($ millions, except ratios)	2017	2016	Change
Network revenue	1,673	1,573	6.4%
Equipment and other service revenues	108	124	(12.9)%
Revenues arising from contracts with customers	1,781	1,697	4.9%
Other operating income	2	5	(60.0)%
External operating revenues	1,783	1,702	4.8%
Intersegment network revenue	11	14	(21.4)%
Total operating revenues	1,794	1,716	4.6%

Network revenue from external customers increased $100 million in the first quarter of 2017. Data network revenue increased by 12.2% in 2017, reflecting: (i) a larger proportion of higher-rate plans in the revenue mix, including the Premium Plus plans launched in June 2016; (ii) a larger proportion of customers selecting plans with larger data buckets or periodically topping up their data buckets; (iii) growth in the subscriber base; (iv) a higher postpaid subscriber mix; and (v) higher data-related roaming revenues. Voice network revenue decreased by 1.2% in 2017 due to the increased adoption of unlimited nationwide voice plans and continued but moderating substitution to data services and lower voice-related roaming revenues, partly offset by growth in the subscriber base.

•                  Monthly blended ARPU was $65.53 in 2017, reflecting an increase of $2.45 or 3.9% from 2016. The increase was primarily driven by effects of higher data network revenue (as described above), partly offset by the continued decline in voice revenue.

•                  Gross subscriber additions increased by 4,000 in 2017. Postpaid gross additions increased by 13,000 due to the success of targeted promotions and our marketing efforts focused on higher-value postpaid loading, partly offset by competitive intensity. Prepaid gross activations decreased by 9,000 mainly from competitive intensity, lower-priced postpaid offers and our marketing efforts focused on higher-value postpaid loading.

•                  Our average monthly postpaid subscriber churn rate was 0.93% in 2017, as compared to 0.97% in 2016. The continuing low postpaid subscriber churn rates during 2017 reflect our focus on executing customers first initiatives and retention programs, even with higher churn from our CDMA customers as we approach the national shutdown date in the second quarter of 2017. Our blended monthly subscriber churn rate was 1.18% in 2017, as compared to 1.26% in 2016. The improvement in our blended subscriber churn rate in 2017 reflects the changes in the postpaid churn rate as described above and improvements in prepaid churn rates, as well as an increase in the mix of postpaid subscribers.

•                  Net subscriber losses reflect postpaid net additions of 44,000 in 2017 compared to 8,000 in 2016, attributed to the factors as described above affecting gross subscriber additions as well as our marketing efforts focused on cost-effective prepaid to postpaid migrations. Prepaid subscribers decreased by 53,000 in 2017, as compared to a decrease of 33,000 in 2016 and reflect our focus on higher-value postpaid loading, increased competition for prepaid services, and conversions to postpaid services as described above. Net subscriber losses were 9,000 in 2017, compared to net subscriber losses of 25,000 from the same period in 2016, reflecting a year-over-year improvement of 16,000 due to lower blended monthly churn and higher postpaid gross additions.

Equipment and other service revenues decreased by $16 million in 2017, mainly from a combination of higher per-unit subsidies, lower retention volumes and competitive intensity, partly offset by increased postpaid gross additions.

Other operating income decreased by $3 million in 2017, mainly due to lower gains from sales of property, plant and equipment.

Intersegment revenue represents network services that are eliminated upon consolidation along with the associated wireline expenses.

Operating expenses — Wireless segment

Three-month periods ended March 31 ($ in millions)	2017	2016	Change
Goods and services purchased:
Equipment sales expenses	366	363	0.8%
Network operating expenses	196	185	5.9%
Marketing expenses	86	91	(5.5)%
Other[1]	170	155	9.7%
Employee benefits expense[1]	156	166	(6.0)%
Wireless operating expenses	974	960	1.5%

(1)         Includes restructuring and other costs. See Section 11.1 Non-GAAP and other financial measures.

Wireless operating expenses increased by $14 million in 2017.

Equipment sales expenses increased by $3 million in 2017, reflecting an increase in higher-value smartphones in the sales mix, including premium devices on Premium Plus plans, increasing handset costs (including the effect of higher supplier costs due to depreciation of the Canadian dollar relative to the U.S. dollar over the last two years) and increased postpaid gross additions, partly offset by lower retention volumes.

Network operating expenses increased by $11 million in 2017, mainly due to increased roaming rates.

Marketing expenses declined by $5 million in 2017, primarily due to lower advertising and promotions expenses.

Other goods and services purchased increased by $15 million in 2017, primarily due to an increase in external labour and higher administrative costs supporting the higher customer base, and higher non-labour restructuring and other costs.

Employee benefits expense decreased by $10 million in 2017, primarily due to the non-recurrence of significant labour-related restructuring costs from efficiency initiatives in 2016, lower compensation and benefits costs resulting from a decrease in the number of domestic FTE employees and higher capitalized labour costs.

EBITDA — Wireless segment

Three-month periods ended March 31 ($ millions, except margins)	2017	2016	Change
EBITDA	820	756	8.6%
Restructuring and other costs included in EBITDA	1	9	(88.9)%
Adjusted EBITDA[1]	821	765	7.4%
EBITDA margin (%)	45.7	44.1	1.6 pts.
Adjusted EBITDA margin[2] (%)	45.8	44.6	1.2 pts.

(1)         See description under EBITDA in Section 11.1.

(2)         The calculation of the Adjusted EBITDA margin excludes restructuring and other costs from EBITDA.

Wireless EBITDA increased by $64 million in 2017. Wireless Adjusted EBITDA increased by $56 million in 2017, reflecting network revenue growth driven by higher ARPU and a larger customer base and lower employee benefits expense, partly offset by increased network operating, external labour and administrative expenses.

5.5 Wireline segment

Wireline trends

The trend of increasing wireline data service revenue reflects growth in high-speed Internet and enhanced data services, business process outsourcing services, TELUS TV revenues and TELUS Health revenues, and is partly offset by declining wireline voice revenues and equipment revenues. The increases in Internet and TV service revenues are being generated by subscriber growth and higher Internet revenue per customer. The trend of declining wireline voice revenues is due to technological substitution, greater use of inclusive long distance and lower wholesale volumes competition from voice over IP (VoIP) service providers (including cable-TV competitors), resellers and facilities-based competitors, as well as technological substitution to wireless and IP-based services and applications, continuing increased competition in the small and medium-sized business market, and the lingering impacts of the economic slowdown, particularly in Alberta, which remain more prominent in the business markets.

We expect continued high-speed Internet subscriber base growth in 2017, as the economy recovers and as we continue our investments in expanding our fibre-optic network. The TELUS TV subscriber base growth has moderated due to a declining overall market for paid TV services resulting from the high rate of market penetration and increased competition, including from over-the-top (OTT) services. Residential network access line (NAL) losses continue to reflect the ongoing trend of substitution to wireless and Internet-based services.

Wireline operating indicators

At March 31 (000s)	2017	2016	Change
Subscriber connections:
High-speed Internet subscribers[1]	1,686	1,599	5.4%
TELUS TV subscribers[1]	1,070	1,016	5.3%
Residential network access lines (NALs)[1]	1,351	1,441	(6.2)%
Total wireline subscriber connections[1]	4,107	4,056	1.3%

Three-month periods ended March 31 (000s)	2017	2016	Change
Subscriber connection net additions (losses):
High-speed Internet	24	12	n/m
TELUS TV	7	11	(36.4)%
Residential NALs	(23)	(26)	11.5%
Total wireline subscriber connection net additions (losses)	8	(3)	n/m

(1)         In relation to an acquisition and a divestiture both undertaken during the first quarter of 2017, beginning of period residential NALs, high-speed Internet and TELUS TV subscriber balances have been increased by a net 1,000, 4,000 and 5,000 respectively.

Operating revenues — Wireline segment

Three-month periods ended March 31 ($ in millions)	2017	2016	Change
Data services and equipment	1,035	993	4.2%
Voice services	320	348	(8.0)%
Other services and equipment	49	58	(15.5)%
Revenues arising from contracts with customers	1,404	1,399	0.4%
Other operating income	11	7	57.1%
External operating revenues	1,415	1,406	0.7%
Intersegment revenue	52	47	10.6%
Total operating revenues	1,467	1,453	1.0%

•                  Data services and equipment revenues increased by $42 million in 2017. The increase was primarily due to: (i) increased Internet and enhanced data service revenues resulting from a 5.4% increase in our high-speed Internet subscribers over 12 months, higher revenue per customer from upgrades to faster Internet speeds and larger usage Internet rate plans, subscribers coming off of promotional offers and certain rate increases; (ii) growth in business process outsourcing revenues; (iii) increased TELUS TV revenues resulting from a 5.3% subscriber growth over 12 months and certain rate increases; and (iv) increased TELUS Health revenues. This growth was partly offset by the ongoing decline in legacy data services, as well as a decline in equipment revenues in the business market.

•                  Voice services revenues decreased by $28 million in 2017. The decrease reflects the ongoing decline in legacy revenues from technological substitution, increased competition, greater use of inclusive long distance plans and lower long distance minutes of use, including lower wholesale volumes, partially offset by certain rate increases. We experienced a 6.2% decline in residential NALs in 2017 compared to the prior year, unchanged from the prior year.

•                  Wireline subscriber connection net additions were 8,000 in 2017, or an increase of 11,000 from 2016.

Net additions of high-speed Internet subscribers of 24,000 increased by 12,000 in 2017. The increase was due to the success of recently launched innovative product offerings and the continued expansion of our high-speed broadband footprint, including fibre to the premises. Net additions of TELUS TV subscribers were down 4,000 in 2017. The decrease reflects lower gross additions and satellite-TV subscriber losses due to a declining overall market for paid TV services resulting from a high rate of market penetration and the effects of heightened competitive intensity, including OTT services. These pressures were partly offset by the continued focus on expanding our addressable high-speed Internet and Optik TV footprint, connecting more homes and businesses directly to fibre, and bundling these services together. This contributed to combined Internet and TV subscriber growth of 141,000 or 5.4% compared to the prior year.

Residential NAL losses were 23,000 in 2017, as compared to NAL losses of 26,000 in 2016, reflecting the ongoing trend of substitution to wireless and Internet-based services, and increased competition, partially mitigated by the success of our bundled service offerings and our customers first initiatives.

•                  Other services and equipment revenues decreased by $9 million in 2017, mainly due to declines in voice equipment sales.

Other operating income increased by $4 million in 2017, mainly due to the non-recurrence of a provision related to written put options in respect of non-controlling interests in 2016, and gains on the sale of investments, partly offset by a decrease in amounts recognized from the regulatory price cap deferral account for provisioning broadband Internet services to eligible rural and remote communities.

Intersegment revenue represents services provided to the wireless segment. Such revenue is eliminated upon consolidation together with the associated expenses in wireless.

Operating expenses — Wireline segment

Three-month periods ended March 31 ($ millions)	2017	2016	Change
Goods and services purchased[1]	558	567	(1.6)%
Employee benefits expense[1]	468	502	(6.8)%
Wireline operating expenses	1,026	1,069	(4.0)%

(1)         Includes restructuring and other costs. See Section 11.1 Non-GAAP and other financial measures.

Total wireline operating expenses decreased by $43 million in 2017, primarily due to the following factors:

Goods and services purchased decreased by $9 million in 2017, due to cost management and lower product costs related to decreases in data equipment revenues, partly offset by higher TV content costs which were driven by higher TV subscribers.

Employee benefits expense decreased by $34 million in 2017, primarily due to the non-recurrence of significant labour-related restructuring costs from efficiency initiatives in 2016, lower compensation and benefits costs resulting from a decrease in the number of domestic FTE employees and higher capitalized labour costs, partly offset by an increase in TELUS International employees supporting growing business process outsourcing revenue.

EBITDA — Wireline segment

Three-month periods ended March 31 ($ millions, except margins)	2017	2016	Change
EBITDA	441	384	14.6%
Restructuring and other costs included in EBITDA[1]	3	39	(92.3)%
Adjusted EBITDA[1]	444	423	4.7%
EBITDA margin (%)	30.0	26.4	3.6	pts.
Adjusted EBITDA margin[2] (%)	30.2	29.1	1.1	pts.

(1)         See description under EBITDA in Section 11.1.

(2)         The calculation of the Adjusted EBITDA margin excludes restructuring and other costs from EBITDA.

Wireline EBITDA increased by $57 million in 2017. Wireline Adjusted EBITDA increased by $21 million in 2017, due to growth in data service margins, including Internet, TELUS TV, TELUS Health services and business process outsourcing services, our execution of cost efficiency programs, partly offset by continued declines in legacy voice services.

6.              Changes in financial position

Financial position at:	Mar. 31	Dec. 31	Change
($ millions)	2017	2016	($ millions)	(%)	Change includes:
Current assets
Cash and temporary investments, net	794	432	362	84%	See Section 7 Liquidity and capital resources
Accounts receivable	1,408	1,471	(63)	(4)%

A decrease in days outstanding in wireless receivables and lower postpaid average revenue per subscriber unit per month (ARPU) including seasonal effects experienced in the first quarter of 2017 compared to the fourth quarter of 2016

Income and other taxes receivable	105	9	96	n/m	An increase due to the timing of tax instalments in excess of current income tax expense as well as payment of taxes owing for 2016
Inventories	327	318	9	3%	An increase in work in progress due to the installation of network equipment
Prepaid expenses	353	233	120	52%	Increased due to the annual prepayment of statutory employee benefits, maintenance contracts, property taxes and annual wireless spectrum licence fees, net of amortization.
Current derivative assets	11	11	—	—%	n/m
Current liabilities
Short-term borrowings	100	100	—	—%	See Section 7.7 Sale of trade receivables
Accounts payable and accrued liabilities	2,084	2,330	(246)	(11)%	A decrease in payroll and other employee-related liabilities and the timing of accounts payable
Income and other taxes payable	41	37	4	11%	An increase due to the timing of current income tax expense in excess of tax instalments for the quarter
Dividends payable	283	284	(1)	—%	n/m
Advance billings and customer deposits	775	737	38	5%	An increase in customer deposits
Provisions	73	124	(51)	(41)%	Amounts paid out under restructuring initiatives exceeded new restructuring provisions
Current maturities of long-term debt	1,386	1,327	59	4%

An increase of $509 million in outstanding commercial paper, as well as amounts reclassified from long-term debt relating to upcoming maturity of $250 million of our 1.50% Notes, Series CS in March 2018, offset by the maturation of $700 million of our 4.95% Notes, Series CD in March 2017

Current derivative liabilities	10	12	(2)	(17)%	A decrease in U.S. currency hedging items.
Working capital (Current assets subtracting Current liabilities)	(1,754)	(2,477)	723	29%

Current assets increased by $524 million, while Current liabilities decreased by $199 million. Historically, TELUS has had a negative working capital position. See Capital structure management policies in Section 4.3 of this MD&A and the Liquidity risk discussion in Section 7.9 of our 2016 annual MD&A.

Financial position at:	Mar. 31	Dec. 31	Change
($ millions)	2017	2016	($ millions)	(%)	Change includes:
Non-current assets
Property, plant and equipment, net	10,637	10,464	173	2%	See Capital expenditures in Section 7.3 Cash used by investing activities and Depreciation in Section 5.3
Intangible assets, net	10,392	10,364	28	—%	See Capital expenditures in Section 7.3 Cash used by investing activities and Amortization of intangible assets in Section 5.3
Goodwill, net	3,792	3,787	5	—%	n/m
Other long-term assets	742	640	102	16%	Pension and post-retirement assets increased due to positive returns earned on plan assets.
Non-current liabilities
Provisions	399	395	4	1%	n/m
Long-term debt	12,291	11,604	687	6%	See Section 7.4 Cash provided by financing activities
Other long-term liabilities	744	736	8	1%	n/m
Deferred income taxes	2,223	2,107	116	6%	Deferred income tax expense as well as deferred income taxes on returns on pension plan assets.
Owners’ equity
Common equity	8,122	7,917	205	3%

Includes Net income of $433 million and Other comprehensive income of $58 million, net of dividend declarations of $283 million and the impact on contributed surplus arising from adjustments to non-controlling interests of $3 million (see Section 7.4 Cash provided by financing activities)

Non-controlling interests	30	19	11	58%	Includes Net income of $8 million, Other comprehensive income of $2 million and adjustments arising from the 35% non-controlling interests in TELUS International of $1 million.

7.              Liquidity and capital resources

This section contains forward-looking statements, including those with respect to our dividend payout ratio and net debt to EBITDA — excluding restructuring and other costs ratio. See Caution regarding forward-looking statements at the beginning of this MD&A.

7.1 Overview

Our capital structure financial policies and financing and capital structure management plans are described in Section 4.3.

Cash flows

Three-month periods ended March 31 ($ millions)	2017	2016	Change
Cash provided by operating activities	709	563	25.9%
Cash used by investing activities	(822)	(660)	(24.5)%
Cash provided by financing activities	475	352	34.9%
Increase in Cash and temporary investments, net	362	255	42.0%
Cash and temporary investments, net, beginning of period	432	223	93.7%
Cash and temporary investments, net, end of period	794	478	66.1%

7.2 Cash provided by operating activities

Cash provided by operating activities increased year over year by $146 million.

Analysis of changes in cash provided by operating activities

($ millions)	First quarter
Cash provided by operating activities, three-month period ended March 31, 2016	563
Year-over-year changes:
Higher EBITDA (see Section 5.4 Wireless segment and Section 5.5 Wireline segment)	121
Lower employer contributions to defined benefits plans, net of expense	2
Higher restructuring disbursements, net of restructuring costs	(18)
Higher interest paid	(19)
Lower income taxes paid, net of recoveries received	127
Other	(67)
Cash provided by operating activities, three-month period ended March 31, 2017	709

•                  Income taxes paid, net of refunds received, decreased in 2017, reflecting lower required instalment payments and a larger final income tax payment in the first quarter of 2016 in respect of the 2015 income tax year.

•                  Other operating working capital changes in 2017 include a decrease in Accounts payable and accrued liabilities, net of an increase in Accounts receivable. (See Section 6 Changes in financial position and Note 31(a) in the interim consolidated financial statements.)

7.3 Cash used by investing activities

Cash used by investing activities

Three-month periods ended March 31 ($ millions)	2017	2016	Change
Cash payments for capital assets	(796)	(646)	(150)
Cash payments for acquisitions	(12)	(2)	(10)
Real estate joint venture advances and contributions, net of receipts	(2)	(12)	10
Proceeds on dispositions	3	—	3
Other	(15)	—	(15)
Cash used by investing activities	(822)	(660)	(162)

•                  The increase in Cash payments for capital assets was composed of:

•                  A $106 million increase in capital expenditures in 2017 (see Capital expenditure measures table and discussion below)

•                  Increased capital expenditure payments with respect to payment timing differences, as associated Accounts payable and accrued liabilities increased by $44 million in 2017.

•                  Cash payments for acquisitions was in respect of an acquisition complementary to our existing lines of business.

•                  There were decreased Real estate joint venture advances and contributions, net of receipts in 2017, as there was more construction activity in progress in 2016.

•                  Proceeds on dispositions in 2017 were primarily related to the sale of small portfolio investments.

Capital expenditure measures

Three-month periods ended March 31 ($ millions, except capital intensity)	2017	2016	Change
Capital expenditures [1]
Wireless segment	249	180	38.3%
Wireline segment	475	438	8.4%
Consolidated	724	618	17.2%
Wireless segment capital intensity (%)	14	10	4	pts.
Wireline segment capital intensity (%)	32	30	2	pts.
Consolidated capital intensity[2] (%)	23	20	3	pts.

(1)         Capital expenditures include assets purchased but not yet paid for, and therefore differ from Cash payments for capital assets, as presented on the interim consolidated statements of cash flows.

(2)         See Section 11.1 Non-GAAP and other financial measures.

Wireless segment capital expenditures increased by $69 million in 2017 due to continuing investments in our fibre-optic network to support our small-cell technology strategy to improve coverage and prepare for a more efficient and timely evolution to 5G. We also expanded our investment in Manitoba to improve coverage, capacity and speeds to significantly enhance our customer experience and supplement the business acquisition of MTS subscribers, dealers and network. Additionally, we continued to invest in system and network resiliency and reliability in support of our ongoing customers first initiatives and to ready the network and systems for future retirement of legacy assets.

Wireline segment capital expenditures increased by $37 million in 2017 due to continuing investments in our broadband infrastructure, including connecting more homes and businesses directly to our fibre-optic network. This investment supports our high-speed Internet and Optik TV subscriber growth, as well as our customers’ demand for faster Internet speeds, and extends the reach and functionality of our business and healthcare solutions.

7.4 Cash provided by financing activities

Cash provided by financing activities

Three-month periods ended March 31 ($ millions)	2017	2016	Change
Dividends paid to holders of Common Shares	(284)	(263)	(21)
Purchase of Common Shares for cancellation	—	(60)	60
Long-term debt issued net of redemptions and repayment	769	675	94
Other	(10)	—	(10)
	475	352	123

Dividends paid to the holders of Common Shares

The increase in dividends paid to the holders of Common Shares reflects higher dividend rates under our dividend growth program (see Section 4.3). Subsequent to March 31, 2017, we paid dividends of $283 million to the holders of Common Shares in April 2017. Included in this amount is approximately $15 million or 350,000 Common Shares issued from treasury. No discount was applicable.

Short-term borrowings

Short-term borrowings are composed primarily of amounts advanced to us from an arm’s-length securitization trust pursuant to the transfer of receivables securitization transactions (see Section 7.7 Sale of trade receivables). Such proceeds were $100 million at March 31, 2017, unchanged since March 31, 2016.

Long-term debt issues and repayments

For the first quarter of 2017, long-term debt issues, net of repayments, were $769 million, primarily composed of:

•                  The March 2017 issues of U.S.$500 million of senior unsecured notes at 3.70% due September 15, 2027 and $325 million of senior unsecured notes at 4.70% due March 6, 2048. The proceeds were used to fund the repayment, on maturity, of $700 million of the principal amount outstanding on TELUS’ Series CD Notes due March 2017, to repay a portion of outstanding commercial paper and for general corporate purposes. For the U.S. issuance, we have fully hedged the principal and interest obligations of the notes against fluctuations in the Canadian dollar foreign exchange rate for the entire term of the notes by entering into foreign exchange derivatives (cross currency interest rate exchange agreements) that effectively converted the principal payments and interest obligations to Canadian dollar obligations with an effective fixed interest rate of 3.41% and an effective issued and outstanding amount of $667 million (reflecting a fixed exchange rate of $1.3348). For additional information on these notes, please refer to Note 26(b) of the interim consolidated financial statements.

•                  A $509 million net increase in commercial paper, including foreign exchange effects, to a balance of $1,122 million at March 31, 2017, (U.S.$844 million) from $613 million (U.S.$456 million) at December 31, 2016. Our commercial paper program, when utilized, provides low-cost funds and is fully backstopped by the five-year committed credit facility (see Section 7.6 Credit facilities).

•                  Net draws on the TELUS International credit facility of $305 million ($298 million net of unamortized issue costs), all of which were denominated in U.S. dollars (U.S.$229 million) as at March 31, 2017.

•                  The March 2017 repayment of $700 million of Series CD Notes.

In comparison, long-term debt issues, net of repayments were $675 million in 2016, primarily composed of:

•                  An increase in commercial paper from $256 million at December 31, 2015, to $891 million at March 31, 2016, all of which was denominated in U.S. dollars (U.S. $686 million).

The average term to maturity of our long-term debt (excluding commercial paper and the revolving component of the TELUS International credit facility) increased to approximately 11.3 years at March 31, 2017, compared to approximately 10.8 years at March 31, 2016. Additionally, our weighted average cost of long-term debt was 4.16% at March 31, 2017, as compared to 4.22% at December 31, 2016 and 4.32% at March 31, 2016.

7.5 Liquidity and capital resource measures

Net debt was $13.1 billion at March 31, 2017, an increase of $0.7 billion when compared to one year earlier, resulting mainly from the issuances of the U.S.$500 million of senior unsecured notes and the $325 million of senior unsecured notes, as described in Section 7.4.

Fixed-rate debt as a proportion of total indebtedness was 89% as at March 31, 2017, down from 92% one year earlier, mainly due to amounts drawn on the TELUS International credit facility and an increase in issued commercial paper.

Net debt to EBITDA — excluding restructuring and other costs ratio was 2.73 times, as measured at March 31, 2017, down slightly from 2.74 one year earlier. Our long-term objective for this measure is within a range of 2.00 to 2.50 times, which we believe is consistent with maintaining investment grade credit ratings in the range of BBB+, or the equivalent and providing reasonable access to capital. As at March 31, 2017, this ratio remains outside of the long-term objective range due to prior issuance of incremental debt primarily for the acquisition in 2014 and 2015 of spectrum licences for approximately $3.6 billion, which were auctioned in unprecedented amounts and in atypical concentrations during those years, partially offset by growth in EBITDA — excluding restructuring and other costs. These acquired licences have more than doubled our national spectrum holdings and represent an investment to extend our network capacity to support continuing data consumption growth, as well as growth in our wireless customer base. We will endeavour to return this ratio to within the objective range in the medium term, as we believe that this range is supportive of our long-term strategy. While this ratio exceeds our long-term objective range, we are well in compliance with the leverage ratio covenant in our credit facilities, which states that we may not permit our net debt to operating cash flow ratio to exceed 4.00:1.00 (see Section 7.6 Credit facilities).

Liquidity and capital resource measures

As at, or 12-month periods ended, March 31	2017	2016	Change
Components of debt and coverage ratios[1] ($ millions)
Net debt	13,054	12,374	680
EBITDA — excluding restructuring and other costs	4,785	4,524	261
Net interest cost	564	494	70
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (%)	89	92	(3	) pts.
Average term to maturity of long-term debt (excluding commercial paper) (years)	11.3	10.8	0.5
Weighted average interest rate on long-term debt (excluding commercial paper) (%)	4.16	4.32	(0.16	) pts.
Net debt to EBITDA — excluding restructuring and other costs[1] (times)	2.73	2.74	(0.01)
Coverage ratios[1] (times)
Earnings coverage	4.1	4.6	(0.5)
EBITDA — excluding restructuring and other costs interest coverage	8.5	9.2	(0.7)
Other measures[1] (%)
Dividend payout ratio of adjusted net earnings	76	76	—
Dividend payout ratio	87	76	11	pts.

(1)              See Section 11.1 Non-GAAP and other financial measures.

Earnings coverage ratio for the 12-month period ended March 31, 2017, was 4.1 times, down from 4.6 times one year earlier. A decrease in income before borrowing costs and income taxes reduced the ratio by 0.3, while an increase in borrowing costs reduced the ratio by 0.2.

EBITDA — excluding restructuring and other costs interest coverage ratio for the 12-month period March 31, 2017, was 8.5 times, down from 9.2 times one year earlier. An increase in net interest costs reduced the ratio by 1.2, while growth in EBITDA — excluding restructuring and other costs increased the ratio by 0.5.

Dividend payout ratios: Actual dividend payout decisions will continue to be subject to our Board’s assessment and the determination of our financial position and outlook, as well as our long-term dividend payout ratio guideline of 65 to 75% of prospective net earnings per share. The disclosed basic and adjusted dividend payout ratios are historical measures utilizing the last four quarters of dividends declared and earnings per share. We estimate that we are within our target guideline on a prospective dividend payout ratio basis. The historical measures for the 12-month period ended March 31, 2017, are presented for illustrative purposes in evaluating our target guideline and both exceeded the objective range.

7.6 Credit facilities

At March 31, 2017, we had available liquidity of more than $1.1 billion from the TELUS revolving credit facility, approximately $123 million available liquidity from the TELUS International credit facility and $127 million available from uncommitted letters of credit facilities. In addition, we had $400 million available under our trade receivables securitization program (see Section 7.7 Sale of trade receivables). We are well within our objective of generally maintaining at least $1.0 billion of available liquidity.

TELUS revolving credit facility

We have a $2.25 billion (or U.S. dollar equivalent) revolving credit facility with a syndicate of financial institutions that expires on May 31, 2021. The revolving credit facility is used for general corporate purposes, including the backstop of commercial paper, as required.

TELUS revolving credit facility at March 31, 2017

($ millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Five-year revolving facility[1]	May 31, 2021	2,250	—	—	(1,122)	1,128

(1)              Canadian dollars or U.S. dollar equivalent.

Our revolving credit facility contains customary covenants, including a requirement that we not permit our consolidated leverage ratio to exceed 4.00 to 1.00 and that we not permit our consolidated coverage ratio to be less than 2.00 to 1.00, at the end of any financial quarter. Our consolidated leverage ratio was approximately 2.73 to 1.00 as at March 31, 2017, and our consolidated coverage ratio was approximately 8.48 to 1.00 as at March 31, 2017. These ratios are expected to remain well above the covenants. There are certain minor differences in the calculation of the leverage ratio and coverage ratio under the revolving credit facility, as compared with the calculation of Net debt to EBITDA — excluding restructuring and other costs and EBITDA — excluding restructuring and other costs interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation, if any, of Property, plant and equipment, Intangible assets or Goodwill for accounting purposes. Continued access to our credit facilities is not contingent on maintaining a specific credit rating.

Commercial paper

TELUS Corporation has an unsecured commercial paper program, which is backstopped by our revolving credit facility, enabling us to issue commercial paper up to a maximum aggregate amount of $1.4 billion at March 31, 2017, including a U.S. dollar-denominated commercial paper program for up to U.S.$1.0 billion within this maximum aggregate amount. The commercial paper program is to be used for general corporate purposes, including, but not limited to, capital expenditures and investments. Our ability to reasonably access the commercial paper market in Canada and the U.S. is dependent on our credit ratings (see Section 7.8 Credit ratings).

TELUS International (Cda) Inc. credit facilities

As at March 31, 2017, our subsidiary TELUS International (Cda) Inc. had a bank credit facility, secured by its assets, expiring on May 31, 2021, with a syndicate of financial institutions. The credit facility is composed of a revolving U.S.$115 million component and an amortizing U.S.$215 million term loan component. The credit facility is non-recourse to TELUS Corporation. As at March 31, 2017, $305 million ($298 million net of unamortized issue costs) was outstanding, all of which was denominated in U.S. dollars (U.S.$229 million), with a weighted average interest rate of 2.72%.

Other letter of credit facilities

At March 31, 2017, we had $214 million of letters of credit outstanding (December 31, 2016 — $210 million), issued under various uncommitted facilities; such letter of credit facilities are in addition to the ability to provide letters of credit pursuant to our committed bank credit facility. Available liquidity under various uncommitted letters of credit facilities was $127 million at March 31, 2017.

7.7 Sale of trade receivables

TELUS Communications Inc., a wholly owned subsidiary of TELUS, is a party to an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which it is able to sell an interest in certain trade receivables for an amount up to a maximum of $500 million. The agreement is in effect until December 31, 2018, and available liquidity was $400 million as at March 31, 2017. (See Note 22 of the interim consolidated financial statements.) Sales of trade receivables in securitization transactions are recognized as collateralized Short-term borrowings and thus do not result in our de-recognition of the trade receivables sold.

TELUS Communications Inc. is required to maintain at least a BB credit rating by DBRS Ltd., or the securitization trust may require the sale program to be wound down prior to the end of the term. The necessary credit rating was exceeded as of May 11, 2017.

7.8 Credit ratings

There were no changes to our investment grade credit ratings as of May 11, 2017.

7.9 Financial instruments, commitments and contingent liabilities

Financial instruments

Our financial instruments and the nature of certain risks that they may be subject to were described in Section 7.9 of our 2016 annual MD&A.

Liquidity risk

As a component of our capital structure financial policies, discussed in Section 4.3 Liquidity and capital resources, we manage liquidity risk by: maintaining a daily cash pooling process that enables us to manage our available liquidity and our liquidity requirements according to our actual needs; maintaining an agreement to sell trade receivables to an arm’s-length securitization trust; maintaining bilateral bank facilities and syndicated credit facilities; maintaining a commercial paper program; maintaining an in-effect shelf prospectus; continuously monitoring forecast and actual cash flows; and managing maturity profiles of financial assets and financial liabilities.

As of the date of this MD&A, we can offer up to $1.2 billion of long-term debt or equity securities pursuant to a shelf prospectus that is effective until April 2018.

At March 31, 2017, we had available liquidity of more than $1.1 billion from unutilized credit facilities and $127 million from uncommitted letters of credit facilities (see Section 7.6 Credit facilities), as well as $400 million available under our trade receivables securitization program (see Section 7.7 Sale of trade receivables). We also had $794 million in cash and temporary investments at March 31, 2017 of which a portion was used to close the MTS transaction as noted in Section 1.3. This adheres to our objective of generally maintaining at least $1 billion of available liquidity. We believe that our investment grade credit ratings contribute to reasonable access to capital markets.

Commitments and contingent liabilities

Purchase obligations

As at March 31, 2017, our contractual commitments related to the acquisition of property, plant and equipment were $270 million through to December 31, 2021, as compared to $436 million over a period ending December 31, 2020, reported in our 2016 annual report. The decrease was primarily due to the receipt of materials in connection with the execution of our planned capital program during the first quarter of 2017.

Claims and lawsuits

A number of claims and lawsuits (including class actions and intellectual property infringement claims) seeking damages and other relief are pending against us and, in some cases, numerous other wireless carriers and telecommunications service providers. As well, we have received notice of, or are aware of, certain possible claims (including intellectual property infringement claims) against us.

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories, procedures and their resolution by the courts, at both the trial and the appeal levels; and the unpredictable nature of opposing parties and their demands. However, when it is determined in respect of a particular claim that payments to claimants are probable, we accrue an estimate of the liability.

Subject to the foregoing limitations, management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, including cash flows, with the exception of the items disclosed in Note 29 of the interim consolidated financial statements.

Indemnification obligations

At March 31, 2017, we had no liability recorded in respect of our indemnification obligations.

7.10 Outstanding share information

Outstanding shares (millions)	March 31, 2017	April 30, 2017
Common Shares	591	591
Common Share options — all exercisable (one for one)	1	1

7.11 Transactions between related parties

Investments in significant controlled entities

As at March 31, 2017, TELUS Corporation controlled 100% of the equity of TELUS Communications Inc., which, in turn, ultimately controlled 100% of TELUS Communications Company and TELE-MOBILE COMPANY. This is unchanged from December 31, 2016.

Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities. They consist of our Board of Directors and our Executive Leadership Team. Total compensation expense amounts for key management personnel were $8 million in the first quarter of 2017, as compared to $16 million in the corresponding period in 2016. See Note 30(a) of the interim consolidated financial statements for additional detail.

Transactions with defined benefit pension plans

We provided management and administrative services to our defined benefit pension plans. Charges for these services were on a cost recovery basis and were immaterial.

Transactions with real estate joint ventures

In the first quarter of 2017, we had transactions with real estate joint ventures, which are related parties to us, as set out in Note 21 of our interim consolidated financial statements. As at March 31, 2017, the proportion of space leased in the TELUS Garden office tower was approximately 99%. Closing was completed for the majority of residential units in the TELUS Garden residential condominium project in the fourth quarter of 2016, with the remaining units expected to close in 2017.

For the TELUS Sky™ real estate joint venture, commitments and contingent liabilities include construction-related contractual commitments through to 2018 (approximately $114 million at March 31, 2017) and construction credit facilities ($342 million with three Canadian financial institutions as 66 2/3% lender and TELUS as 33 1/3% lender).

8.              Accounting matters

8.1 Critical accounting estimates

Our significant accounting policies are described in Note 1 of the Consolidated financial statements for the year ended December 31, 2016. The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires us to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Our critical accounting estimates and significant judgments are generally discussed with the Audit Committee each quarter and are described in Section 8.1 of our 2016 annual MD&A, which is hereby incorporated by reference.

8.2 Accounting policy developments

Our accounting policy developments were discussed in Section 8.2 Accounting policy developments of our 2016 annual MD&A. See Note 2 of the interim consolidated financial statements for additional details.

9.              Update to assumptions

This section contains forward-looking statements, which should be read together with the Caution regarding forward-looking statements at the beginning of this MD&A.

The assumptions for our 2017 outlook, as described in Section 9 General trends, outlook and assumptions of our 2016 annual MD&A, remain the same, except as updated below.

•                  Our revised estimate for economic growth in Canada is approximately 2.2% in 2017 (previously 1.8%). For our incumbent local exchange carrier (ILEC) provinces in Western Canada, we estimate that economic growth in Alberta will be 2.4% in 2017 (previously a growth range of 1.0 to 2.0%).

9.1 Telecommunications industry regulatory developments and proceedings

Our telecommunications, broadcasting and radiocommunication services are regulated under federal laws by various authorities, including the Canadian Radio-television and Telecommunications Commission (CRTC), Innovation, Science and Economic Development Canada (ISED) and the Minister of Canadian Heritage.

The following are updates to Section 9.4 Telecommunications industry regulatory developments and proceedings in our 2016 annual MD&A.

Radiocommunication licences and spectrum-related matters

ISED regulates, among other matters, the allocation and use of radio spectrum in Canada and licenses radio apparatus, frequency bands and/or radio channels within various frequency bands to service providers and private users. The department also establishes the terms and conditions attaching to such radio authorizations, including restrictions on licence transfers, coverage obligations, research and development obligations, annual reporting, and obligations concerning mandated roaming and antenna site sharing with competitors.

Regulatory and federal government reviews

The CRTC and the federal government have initiated public proceedings to review various matters. They are discussed below.

Telecommunications-related issues

Review of competitor quality of service regime

The CRTC has commenced Telecom Notice of Consultation CRTC 2017-49 to review the regulatory framework for the competitor quality of service regime (CQoS). CQoS applies to certain wholesale services we provide to competitors. It establishes standards for certain aspects of service provision and requires TELUS to rebate a portion of rates where we fail to meet those standards. TELUS is also subject to tracking, reporting and auditing requirements. This proceeding will consider whether a regime is needed, what services should be subject to the regime, which service providers will be subject to the regime, the appropriateness of the rate rebates and other similar matters. A decision is not expected before the first quarter of 2018. This proceeding is not expected to have a material impact on TELUS.

Review regulatory framework for message relay service

On February 2, 2017, the CRTC initiated a proceeding to review the regulatory framework and marketplace environment for text-based message relay services. Local exchange carriers are required to provide these services that enable people with a hearing or speech disability to make and receive telephone calls. The CRTC has initiated this review because these services are in declining use in light of technological developments that have made other text messaging services convenient for customers. The proceeding will conclude on June 2, 2017. TELUS will participate in this review. It is not expected that the outcome of this proceeding will have a material impact on TELUS.

Phase-out of local service subsidy regime

The CRTC has issued Telecom Notice of Consultation CRTC 2017-92 in which it is seeking comments on its proposed approach to the phase-out of the local service subsidy regime and associated policies. This notice is part of the followup activities resulting from Modern Telecommunications Services  — The path forward for Canada’s digital economy, Telecom Regulatory Policy CRTC 2016-496 issued on December 21, 2016. TELUS continues to have the obligation to serve to provide local telephone service in all exchanges which our competitors do not have. TELUS will participate in this proceeding to seek greater pricing flexibility in regulated high cost exchanges if subsidies are removed and ensure we are compensated for any obligation to serve. It is unknown at this time whether the outcome of this proceeding will have a material financial impact on TELUS.

Development of the CRTC’s New Broadband Funding Regime

On April 25, 2017, the CRTC issued Development of the Commission’s broadband funding regime, Telecom Notice of Consultation CRTC 2017-112. This consultation follows on the CRTC’s Modern Telecommunications Services decision issued on December 21, 2016, in which the CRTC set a new universal service objective that included fixed and mobile wireless broadband Internet access services, and stated that it would begin to shift the focus of its current regulatory frameworks from wireline voice services to broadband in order to assist in expanding the availability and adoption of broadband Internet access services. The CRTC also set out its preliminary views on the establishment of a new broadband funding mechanism at that time. The CRTC has now issued a notice calling for comments on the various issues pertaining to the establishment of the new broadband funding regime, including governance of the new fund, operating and accountability frameworks, as well as eligibility and assessment criteria for proposed projects. The CRTC is also seeking comments on its preliminary views on the new broadband fund set out in Telecom Regulatory Policy 2016-496, and is also seeking responses to a series of questions. It is too early to determine the potential impact that this proceeding may have on TELUS.

Broadcasting-related issues

Review and modernizing of the Broadcasting Act and Telecommunications Act

In the federal government’s budget announcement on March 22, 2017, the federal government recognized the impact of the digital age on Canada’s media and broadcasting industries and indicated its intention to review and modernize the Broadcasting Act and the Telecommunications Act, looking specifically at issues relating to content creation in the digital age, net neutrality and cultural diversity. This announcement dovetails with the review of Canada’s cultural policies as described in Section 9.4 of our 2016 annual MD&A. TELUS participated in all phases of that consultation and will continue to participate in the upcoming phases of this review of the Acts. Further details on this review will be announced in the coming months. It is unknown at this time whether there will be a material impact on TELUS’ operations resulting from this review.

10.       Risks and risk management

The principal risks and uncertainties that could affect our future business results and associated risk mitigation activities were described in our 2016 annual MD&A.

11.       Definitions and reconciliations

11.1 Non-GAAP and other financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure.

Adjusted Net income and adjusted basic earnings per share: These measures are used to evaluate performance at a consolidated level and exclude items that may obscure the underlying trends in business performance. These measures should not be considered alternatives to Net income and basic earnings per share in measuring TELUS’ performance. Items that may, in management’s view, obscure the underlying trends in business performance include significant gains or losses associated with real estate redevelopment partnerships, gains on the exchange of wireless spectrum licences, restructuring and other costs, long-term debt prepayment premiums (when applicable), income tax-related adjustments and asset retirements related to restructuring activities. (See Analysis of Net income and Analysis of basic EPS in Section 1.3).

Capital intensity: This measure is calculated as capital expenditures (excluding spectrum licences) divided by total operating revenues. This measure provides a basis for comparing the level of capital expenditures to those of other companies of varying size within the same industry.

Dividend payout ratio: This is a historical measure calculated as the sum of the last four quarterly dividends declared per Common Share, as reported in the financial statements, divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods. For fiscal years, the denominator is annual basic earnings per share. Our policy guideline for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 65 to 75% of sustainable earnings per share on a prospective basis. (See Section 7.5 Liquidity and capital resource measures.)

Calculation of Dividend payout ratio

12-month periods ended March 31 ($)	2017	2016
Numerator — sum of the last four quarterly dividends declared per Common Share	1.88	1.72
Denominator — Net income per Common Share	2.16	2.25
Ratio (%)	87	76

Dividend payout ratio of adjusted net earnings: This ratio is a historical measure calculated as the sum of the last four quarterly dividends declared per Common Share, as reported in the financial statements, divided by adjusted net earnings per share. Adjusted net earnings per share is basic earnings per share, as used in the Dividend payout ratio, adjusted to exclude the gain on the exchange of wireless spectrum licences, net gains and equity income from real estate joint venture developments, business acquisition-related provisions, immediately vesting transformative compensation expense, long-term debt prepayment premium (when applicable) and income tax-related adjustments.

Calculation of Dividend payout ratio of adjusted net earnings

12-month periods ended March 31 ($)	2017	2016
Numerator — sum of the last four quarterly dividends declared per Common Share	1.88	1.72
Adjusted net earnings ($ millions):
Net income attributable to Common Shares	1,278	1,345
Deduct net gains and equity income from real estate joint venture developments, after income taxes	(16)	—
Deduct gain on the exchange of wireless spectrum licences, after income taxes	(13)	—
Add back business acquisition-related provisions, after income taxes	11	4
Add back transformative compensation expense, after income taxes	224	—
Add back net unfavourable (deduct net favourable) income tax-related adjustments	(18)	2
	1,466	1,351
Denominator — Adjusted net earnings per Common Share	2.48	2.26
Adjusted ratio (%)	76	76

Earnings coverage: This measure is defined in the Canadian Securities Administrators’ National Instrument 41-101 and related instruments, and is calculated as follows:

Calculation of Earnings coverage

12-month periods ended March 31 ($ millions, except ratio)	2017	2016
Net income attributable to Common Shares	1,278	1,345
Income taxes (attributable to Common Shares)	432	516
Borrowing costs (attributable to Common Shares)[1]	544	523
Numerator	2,254	2,384
Denominator — Borrowing costs	544	523
Ratio (times)	4.1	4.6

(1)         Interest on Long-term debt plus Interest on short-term borrowings and other plus long-term debt prepayment premium, adding back capitalized interest and deducting borrowing costs attributable to non-controlling interests.

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered an alternative to Net income in measuring TELUS’ performance, nor should it be used as an exclusive measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues less the total of Goods and services purchased expense and Employee benefits expense.

We calculate EBITDA — excluding restructuring and other costs, as it is a component of the EBITDA — excluding restructuring and other costs interest coverage ratio and the Net debt to EBITDA — excluding restructuring and other costs ratio.

We may also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a valuation metric, or should not be included in an assessment of our ability to service or incur debt.

EBITDA reconciliation

Three-month periods ended March 31 ($ millions)	2017	2016
Net income	441	378
Financing costs	138	123
Income taxes	150	139
Depreciation	402	385
Amortization of intangible assets	130	115
EBITDA	1,261	1,140
Restructuring and other costs included in EBITDA	4	48
EBITDA — excluding restructuring and other costs and Adjusted EBITDA	1,265	1,188

EBITDA — excluding restructuring and other costs interest coverage: This measure is defined as EBITDA —excluding restructuring and other costs, divided by Net interest cost, calculated on a 12-month trailing basis. This measure is similar to the coverage ratio covenant in our credit facilities, as described in Section 7.6 Credit facilities.

Free cash flow: We report this measure as a supplementary indicator of our operating performance. It should not be considered an alternative to the measures in the interim consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the Consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures (excluding purchases of spectrum licences) that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

Three-month periods ended March 31 ($ millions)	2017	2016
EBITDA	1,261	1,140
Deduct non-cash gains from the sale of property, plant and equipment	(1)	(3)
Restructuring and other costs, net of disbursements	(46)	(28)
Items from the interim consolidated statements of cash flows:
Share-based compensation	16	16
Net employee defined benefit plans expense	21	22
Employer contributions to employee defined benefit plans	(22)	(25)
Interest paid	(142)	(123)
Capital expenditures (excluding spectrum licences)	(724)	(618)
Free cash flow before income taxes	363	381
Income taxes paid, net of refunds	(146)	(273)
Free cash flow	217	108

The following reconciles our definition of free cash flow with cash provided by operating activities.

Free cash flow reconciliation with Cash provided by operating activities

Three-month periods ended March 31 ($ millions)	2017	2016
Free cash flow	217	108
Add (deduct):
Capital expenditures (excluding spectrum licences)	724	618
Adjustments to reconcile to Cash provided by operating activities	(232)	(163)
Cash provided by operating activities	709	563

Net debt: We believe that net debt is a useful measure because it represents the amount of Short-term borrowings and long-term debt obligations that are not covered by available Cash and temporary investments. The nearest IFRS measure to net debt is Long-term debt, including Current maturities of Long-term debt. Net debt is a component of the Net debt to EBITDA — excluding restructuring and other costs ratio.

Calculation of Net debt

At March 31 ($ millions)	2017	2016
Long-term debt including current maturities	13,677	12,676
Debt issuance costs netted against long-term debt	75	50
Derivative liabilities, net	38	26
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar-denominated long-term debt (excluding tax effects)	(42)	—
Cash and temporary investments	(794)	(478)
Short-term borrowings	100	100
Net debt	13,054	12,374

Net debt to EBITDA — excluding restructuring and other costs: This measure is defined as net debt at the end of the period divided by 12-month trailing EBITDA — excluding restructuring and other costs. Our long-term policy guideline for this ratio is from 2.00 to 2.50 times. (See discussion in Section 7.5 Liquidity and capital resource measures.) This measure is similar to the leverage ratio covenant in our credit facilities, as described in Section 7.6 Credit facilities.

Net interest cost: This measure is the denominator in the calculation of EBITDA — excluding restructuring and other costs interest coverage. Net interest cost is defined as financing costs, excluding capitalized long-term debt interest, employee defined benefit plans net interest and recoveries on redemption and repayment of debt, calculated on a 12-month trailing basis. No recoveries on redemption and repayment of debt were recorded in 2017 and 2016. Expenses recorded for the long-term debt prepayment premium, if any, are included in net interest cost. Net interest cost was $564 million in the 12-month period ended March 31, 2017, and $494 million in the 12-month period ended March 31, 2016.

Restructuring and other costs: With the objective of reducing ongoing costs, we incur associated incremental, non-recurring restructuring costs. We may also incur atypical charges when undertaking major or transformational changes to our business or operating models. In addition, we include incremental external costs incurred in connection with business acquisition or disposition activity, as well as litigation costs, in the context of significant losses and settlements, in other costs.

Components of restructuring and other costs

Three-month periods ended March 31 ($ millions)	2017	2016
Goods and services purchased	4	4
Employee benefits expense	—	44
Restructuring and other costs included in EBITDA	4	48

11.2 Operating indicators

The following measures are industry metrics that are useful in assessing the operating performance of a wireless and wireline telecommunications entity, but do not have a standardized meaning under IFRS-IASB.

Average revenue per subscriber unit per month (ARPU) for wireless subscribers is calculated as network revenue divided by the average number of subscriber units on the network during the period and is expressed as a rate per month.

Churn per month (or churn) is calculated as the number of subscriber units deactivated during a given period divided by the average number of subscriber units on the network during the period and is expressed as a rate per month. A TELUS, Koodo or Public Mobile brand prepaid wireless subscriber is deactivated when the subscriber has no usage for 90 days following expiry of the prepaid credits.

Wireless subscriber unit (subscriber) is defined as an active mobile recurring revenue-generating unit (e.g. mobile phone, tablet or mobile Internet key) with a unique subscriber identifier (SIM or IMEI number). In addition, TELUS has a direct billing or support relationship with the user of each device. Subscriber units exclude machine-to-machine devices (a subset of the Internet of Things), such as those used for asset tracking, remote control monitoring and meter readings, vending machines and wireless automated teller machines.

Wireline subscriber connection is defined as an active recurring revenue-generating unit that has access to stand-alone services, including fixed Internet access, TELUS TV and residential network access lines (NALs). In addition, TELUS has a direct billing or support relationship with the user of each service. Reported subscriber units exclude business NALs as the impact of migrating from voice lines to IP services has led to business NAL losses without a similar decline in revenue, thus diminishing its relevance as a key performance indicator.

condensed interim consolidated statements of income and other comprehensive income	(unaudited)

	Three months
Periods ended March 31 (millions except per share amounts)	2017	2016
OPERATING REVENUES
Service	$3,027	$2,924
Equipment	158	172
Revenues arising from contracts with customers	3,185	3,096
Other operating income	13	12
	3,198	3,108
OPERATING EXPENSES
Goods and services purchased	1,313	1,300
Employee benefits expense	624	668
Depreciation	402	385
Amortization of intangible assets	130	115
	2,469	2,468
OPERATING INCOME	729	640
Financing costs	138	123
INCOME BEFORE INCOME TAXES	591	517
Income taxes	150	139
NET INCOME	441	378
OTHER COMPREHENSIVE INCOME
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	(9)	(10)
Foreign currency translation adjustment arising from translating financial statements of foreign operations	3	(4)
Change in unrealized fair value of available-for-sale financial assets	(2)	—
	(8)	(14)
Item never subsequently reclassified to income
Employee defined benefit plan re-measurements	68	(77)
	60	(91)
COMPREHENSIVE INCOME	$501	$287
NET INCOME ATTRIBUTABLE TO:
Common Shares	$433	$378
Non-controlling interests	8	—
	$441	$378
COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Common Shares	$491	$287
Non-controlling interests	10	—
	$501	$287
NET INCOME PER COMMON SHARE
Basic	$0.73	$0.64
Diluted	$0.73	$0.64

TOTAL WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic	591	593
Diluted	591	594

condensed interim consolidated statements of financial position	(unaudited)

As at (millions)	March 31, 2017	December 31, 2016
ASSETS
Current assets
Cash and temporary investments, net	$794	$432
Accounts receivable	1,408	1,471
Income and other taxes receivable	105	9
Inventories	327	318
Prepaid expenses	353	233
Current derivative assets	11	11
	2,998	2,474
Non-current assets
Property, plant and equipment, net	10,637	10,464
Intangible assets, net	10,392	10,364
Goodwill, net	3,792	3,787
Other long-term assets	742	640
	25,563	25,255
	$28,561	$27,729

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Short-term borrowings	$100	$100
Accounts payable and accrued liabilities	2,084	2,330
Income and other taxes payable	41	37
Dividends payable	283	284
Advance billings and customer deposits	775	737
Provisions	73	124
Current maturities of long-term debt	1,386	1,327
Current derivative liabilities	10	12
	4,752	4,951
Non-current liabilities
Provisions	399	395
Long-term debt	12,291	11,604
Other long-term liabilities	744	736
Deferred income taxes	2,223	2,107
	15,657	14,842
Liabilities	20,409	19,793
Owners’ equity
Common equity	8,122	7,917
Non-controlling interests	30	19
	8,152	7,936
	$28,561	$27,729

condensed interim consolidated statements of cash flows	(unaudited)

	Three months
Periods ended March 31 (millions)	2017	2016
OPERATING ACTIVITIES
Net income	$441	$378
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	532	500
Deferred income taxes	93	(31)
Share-based compensation expense, net	16	16
Net employee defined benefit plans expense	21	22
Employer contributions to employee defined benefit plans	(22)	(25)
Other	(19)	4
Net change in non-cash operating working capital	(353)	(301)
Cash provided by operating activities	709	563
INVESTING ACTIVITIES
Cash payments for capital assets	(796)	(646)
Cash payments for acquisitions	(12)	(2)
Real estate joint ventures advances	(5)	(12)
Real estate joint venture receipts	3	—
Proceeds on dispositions	3	—
Other	(15)	—
Cash used by investing activities	(822)	(660)
FINANCING ACTIVITIES
Dividends paid to holders of Common Shares	(284)	(263)
Purchase of Common Shares for cancellation	—	(60)
Long-term debt issued	2,518	1,246
Redemptions and repayment of long-term debt	(1,749)	(571)
Other	(10)	—
Cash provided by financing activities	475	352
CASH POSITION
Increase in cash and temporary investments, net	362	255
Cash and temporary investments, net, beginning of period	432	223
Cash and temporary investments, net, end of period	$794	$478
SUPPLEMENTAL DISCLOSURE OF OPERATING CASH FLOWS
Interest paid	$(142)	$(123)
Income taxes paid, net	$(146)	$(273)

segmented information	(unaudited)

Three-month periods ended	Wireless		Wireline		Eliminations		Consolidated
March 31 (millions)	2017	2016	2017	2016	2017	2016	2017	2016
Operating revenues
External revenues
Service	$1,679	$1,580	$1,348	$1,344	$—	$—	$3,027	$2,924
Equipment	102	117	56	55	—	—	158	172
Revenues arising from contracts with customers	1,781	1,697	1,404	1,399	—	—	3,185	3,096
Other operating income	2	5	11	7	—	—	13	12
	1,783	1,702	1,415	1,406	—	—	3,198	3,108
Intersegment revenues	11	14	52	47	(63)	(61)	—	—
	$1,794	$1,716	$1,467	$1,453	$(63)	$(61)	$3,198	$3,108
EBITDA [1]	$820	$756	$441	$384	$—	$—	$1,261	$1,140
CAPEX [2]	$249	$180	$475	$438	$—	$—	$724	$618
					Operating revenues — external (above)		$3,198	$3,108
					Goods and services purchased		1,313	1,300
					Employee benefits expense		624	668
					EBITDA (above)		1,261	1,140
					Depreciation		402	385
					Amortization		130	115
					Operating income		729	640
					Financing costs		138	123
					Income before income taxes		$591	$517

(1)         Earnings before interest, income taxes, depreciation and amortization (EBITDA) does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues less goods and services purchased and employee benefits expense. We have issued guidance on, and report, EBITDA because it is a key measure that management uses to evaluate the performance of our business, and it is also utilized in measuring compliance with certain debt covenants.

(2)         Total capital expenditures (CAPEX).